Exhibit (a)(l)(A)

METROLOGIC INSTRUMENTS, INC.

OFFER TO PURCHASE FROM ELIGIBLE EMPLOYEES

ALL OUTSTANDING ELIGIBLE OPTIONS

TO PURCHASE COMMON STOCK FOR CASH

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE ON

DECEMBER 19, 2006, AT 9:00 P.M., EASTERN TIME,

UNLESS THE OFFER IS EXTENDED

Metrologic Instruments, Inc. (“Metrologic,” “we,” “us” or “our”) is offering to purchase from all Eligible Employees, who are described below, all, but not less than all, of their outstanding Eligible Options to purchase shares of Metrologic common stock, which options are described below. Metrologic is making this offer upon the terms and subject to the conditions set forth in this offer to purchase and the accompanying election form and other documents. Upon the completion of this offer, the Eligible Options of each Eligible Employee that have been validly tendered and not withdrawn will be cancelled and we will pay to such Eligible Employee with respect to all of his or her Eligible Options a cash amount equal to the following, less any applicable tax withholdings:

•	the aggregate “spread value” of all Eligible Options of such Eligible Employee, with the spread value for each Eligible Option being equal to the product of (x) the excess, if any, of U.S. $18.50 per share over the per share exercise price of such Eligible Option multiplied by (y) the total number of shares of Metrologic common stock issuable upon exercise of such Eligible Option.

You are eligible to participate in this offer only if you are an “Eligible Employee,” which means that you are a current or former employee of Metrologic or one of its subsidiaries, or you are the legal representative of such employee’s estate in the event that the employee is deceased, holding Eligible Options who resides (or must have resided at the time of his or her death) in the United States, Singapore or China.

This offer to purchase only applies to “Eligible Options,” which are options to purchase Metrologic common stock that satisfy all of the following requirements:

•	were granted under the Metrologic Instruments, Inc. 1994 Incentive Plan;

•	are outstanding as of December 19, 2006, or on such later expiration date if this offer is extended; and

•	are held by Eligible Employees, as defined above.

If you choose to tender any of your Eligible Options in this offer, you must agree to tender all Eligible Options that you hold. Partial tenders pursuant to this offer will not be accepted.

We are making this offer in connection with the expected merger of Meteor Merger Corporation with and into Metrologic pursuant to an agreement and plan of merger, dated as of September 12, 2006, among Metrologic, Meteor Holding Corporation and Meteor Merger Corporation. Metrologic will continue as the surviving corporation and a wholly owned subsidiary of Meteor Holding Corporation following the merger. The consummation of this offer is not conditioned on any minimum number of options being tendered, but this offer is conditioned upon the completion of the merger and the satisfaction of certain other conditions described in Section 7 of this offer to purchase. All conditions, other than those subject to government approvals, will be satisfied or waived on or before tendered Eligible Options are accepted at the expiration of the offer. We expect this offer to be consummated promptly after the completion of the merger.

If you are an Eligible Employee and you do not tender all of your Eligible Options, you will continue to hold all of your Eligible Options after completion of the merger and Metrologic will adjust all of the options in connection with the consummation of the merger in a manner acceptable to Meteor Holding Corporation to the extent required under the terms of the Metrologic Instruments, Inc. 1994 Incentive Plan. In addition, after the merger, Metrologic common stock will no longer be quoted on the NASDAQ Global Select Market and will be deregistered under the Securities Exchange Act of 1934. Accordingly, if you were to exercise your Eligible Options after the merger, you would receive Metrologic common stock that would be difficult to sell and difficult to value.

See “Risks Related to this Offer” beginning on page 8 for a discussion of risks that you should consider before deciding whether to participate in this offer.

Shares of Metrologic common stock are quoted on the NASDAQ Global Select Market under the symbol “MTLG.” On November 20, 2006, the closing sales price of Metrologic common stock as quoted on the NASDAQ Global Select Market was $18.03 per share. We recommend that you obtain current market quotations for Metrologic common stock before deciding whether to elect to tender your Eligible Options.

Although our Board of Directors has approved this offer, neither we nor our Board of Directors makes any recommendation as to whether you should tender your Eligible Options in the offer. You must make your own decision whether to accept this offer to purchase your options for the cash payment being offered.

You should direct questions about this offer or requests for assistance or for additional copies of this offer to purchase or the documents relating to this offer to Jacqueline Snider, Legal Department, Metrologic Instruments, Inc., via telephone at (856) 228-8100.

IMPORTANT

If you wish to tender your Eligible Options according to the terms of this offer, you must complete and sign the accompanying election form in accordance with its instructions, and deliver the completed and signed election form to Jacqueline Snider in the Legal Department, Metrologic Instruments, Inc., either via facsimile at (856) 374-5520 or by hand delivery at Metrologic Instruments, Inc., 90 Coles Road, Blackwood, New Jersey, 08012 before 9:00 p.m., Eastern Time, on December 19, 2006, or on such later expiration date if this offer is extended. Only responses that are complete, signed and actually received by the Legal Department by the deadline will be accepted. Responses submitted by U.S. mail or other post and Federal Express are not permitted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved this offer or passed upon the accuracy or adequacy of this offer. Any representation to the contrary is a criminal offense.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD ELECT TO TENDER OR REFRAIN FROM TENDERING YOUR ELIGIBLE OPTIONS FOR CANCELLATION IN EXCHANGE FOR THE CASH PAYMENT BEING OFFERED PURSUANT TO THIS OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE ACCOMPANYING FORMS. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

ii

SUMMARY TERM SHEET

The following section answers some of the questions that you may have about this offer. However, it is only a summary, and you should carefully read the remainder of this offer to purchase and the accompanying documents because there is additional important information in the remainder of this offer to purchase and the other documents. We have included references to the sections of this offer to purchase where you can find a more complete description of the topics in this summary.

QUESTIONS AND ANSWERS ABOUT THE OFFER

1. What stock options are you offering to purchase?

We are offering to purchase all “Eligible Options,” which are options to purchase shares of Metrologic common stock that satisfy each of the following requirements:

•	were granted under the Metrologic Instruments, Inc. 1994 Incentive Plan;

•	are outstanding as of December 19, 2006, or on such later expiration date if this offer is extended as described below; and

•	are held by “Eligible Employees,” who are defined in Question 3 below.

2. If I have multiple Eligible Options, can I choose which Eligible Options I want to tender in this offer?

No. If you wish to tender any of your Eligible Options in this offer, you must agree to tender all of your Eligible Options. (See Section 2)

3. Who is eligible to participate in this offer?

Only current and former employees of Metrologic and its subsidiaries, and the legal representatives of the estates of such employees who are deceased, who satisfy each of the following requirements are eligible to participate in this offer:

•	the current or former employee must reside (or must have resided at the time of his or her death) in the United States, Singapore or China; and

•	the current or former employee holds outstanding options to purchase shares of Metrologic common stock granted under the Metrologic Instruments, Inc. 1994 Incentive Plan.

We refer to these current and former employees and legal representatives as “Eligible Employees.” Any Eligible Employee who holds outstanding Eligible Options is eligible to participate in this offer, and this may include a holder of Eligible Options who is on a leave of absence from his or her employment relationship or a former employee or legal representative who holds Eligible Options that have not expired as of 9:00 p.m., Eastern Time, on December 19, 2006 (or on such later expiration date if this offer is extended as described below). (See Sections 1 and 15)

With respect to Eligible Employees who no longer work for Metrologic, only that portion of an otherwise Eligible Option that remains outstanding on December 19, 2006 (or on such later expiration date if this offer is extended as described below) is eligible to participate in this offer.

4. How much will Eligible Employees receive for their tendered Eligible Options?

Upon the completion of this offer, we will pay to each Eligible Employee who has validly tendered all of his or her Eligible Options and not withdrawn such an election to participate in this offer, a cash amount with respect to the Eligible Options equal to the following, less any applicable tax withholdings:

•

the aggregate “spread value” of all Eligible Options of such Eligible Employee, with the spread value for each Eligible Option being equal to the product of (x) the excess, if any, of U.S. $18.50 per share over the per share exercise price of such Eligible Option multiplied by (y) the total number of shares of Metrologic common stock issuable upon exercise of such Eligible Option.

Although the spread value will be calculated separately for each of your Eligible Options that you tender, you only will receive one payment which will be equal to the aggregate spread value for all of your Eligible Options, less any applicable tax withholdings.

For example,

•	if you accept this offer and hold Eligible Options to purchase 200 shares with an exercise price of $15.00 per share, you would receive, prior to any applicable tax withholdings, $700 pursuant to this offer, which is comprised of the product of $3.50, which is the excess of $18.50 over $15.00, multiplied by 200.

See Section 1 for further information regarding what you would be entitled to receive for your tendered Eligible Options.

5. If I decide to participate in this offer and validly tender and do not timely withdraw my Eligible Options, what will happen to my current Eligible Options if the offer is completed?

Once we have accepted your Eligible Options pursuant to this offer, your Eligible Options will be cancelled and you will no longer have any rights under those options to purchase Metrologic common stock. Subject to the terms and conditions of this Offer, we intend to cancel all tendered options accepted pursuant to this offer promptly following the expiration date of this offer. (See Section 6)

6. What is the deadline to elect to tender my options in this offer?

The deadline to elect to tender your Eligible Options for cancellation in exchange for the cash payment is the “expiration date,” which is 9:00 p.m., Eastern Time, on December 19, 2006 or such later date and time as we may announce from time to time in the manner described below. In order to meet this deadline, Jacqueline Snider in the Legal Department must have received a proper tender of your Eligible Options before that time in the manner described below. We may, in our discretion, extend this offer at any time, but we cannot assure you that this offer will be extended or, if it is extended, for how long. If we extend this offer, we will make an announcement of the extension no later than 9:00 a.m., Eastern Time, on the next business day following the previously scheduled expiration date. If we extend the deadline, you must tender your Eligible Options before the extended expiration date. (See Section 15)

7. Why is Metrologic making this offer?

Metrologic is making this offer pursuant to the requirements of the merger agreement we entered into with Meteor Holding Corporation and Meteor Merger Corporation on September 12, 2006. Subject to the satisfaction of the conditions set forth in the merger agreement, Meteor Merger Corporation will merge with and into Metrologic, with Metrologic being the surviving corporation and a wholly owned subsidiary of Meteor Holding Corporation following the merger. In connection with the merger, the outstanding shares of Metrologic common stock generally will be converted into the right to receive U.S. $18.50 per share in cash, without interest. Meteor Holding Corporation and Meteor Merger Corporation were incorporated on September 1, 2006 and August 31, 2006, respectively. Meteor Merger Corporation is a wholly owned subsidiary of Meteor Holding Corporation. As of the date of this offer to purchase, FP-Metrologic, LLC, an entity affiliated with Francisco Partners II, L.P., a private equity firm, is the sole stockholder of Meteor Holding Corporation. Meteor Holding Corporation and Meteor Merger Corporation were formed solely for the purpose of completing the merger and the related financings and transactions. (See Section 3)

Metrologic agreed to make this offer in order to provide the Eligible Employees with the ability to realize the compensatory value of their Eligible Options by electing to receive cash in exchange for the cancellation of their Eligible Options rather than retaining their Eligible Options, which options otherwise will be subject to automatic adjustment according to their terms after the closing of the merger, as described in greater detail below. (See “Risks Related to this Offer—Consequences to Non-Participating Eligible Employees,” on page 8).

8. Is this offer subject to completion of the merger or any other conditions?

Yes. This offer is subject to the completion of the merger, which itself is subject to the satisfaction or waiver of the conditions set forth in the merger agreement. This offer is also subject to the satisfaction of certain other conditions, but it is not conditioned upon a minimum number of Eligible Options being tendered. The conditions to completion of this offer and a summary of the conditions contained in the merger agreement are set forth in this offer to purchase. (See Section 7) We expect this offer to be consummated promptly after the completion of the merger. Additional information regarding the merger may be found in the preliminary proxy statement we filed with the Securities and Exchange Commission on November 9, 2006, which is incorporated by reference into this offer to purchase and may be accessed from the Internet website maintained by the Securities and Exchange at www.sec.gov and through our website at www.metrologic.com. (See Section 17)

9. What happens if the merger does not occur?

If the merger is not completed, all tenders of Eligible Options pursuant to this offer will be deemed ineffective and all Eligible Options will remain outstanding subject to their current terms and conditions.

10. What will happen to my Eligible Options if I do not tender my Eligible Options in this offer and the merger occurs?

If you do not tender your Eligible Options, you will continue to hold your Eligible Options to acquire Metrologic common stock after the merger, in each case subject to the current terms and conditions of those options, including the adjustments to those options that would result from the completion of the merger as briefly described below. However, after completion of the merger, Metrologic common stock will no longer be quoted on the NASDAQ Global Select Market and will be deregistered under the Securities Exchange Act of 1934. Metrologic will be a wholly owned subsidiary of Meteor Holding Corporation. Accordingly, if you were to exercise your Eligible Options after the merger, you would receive shares of Metrologic common stock that would be difficult to sell and will be difficult to value. In addition, the termination of registration will result in Metrologic no longer being subject to the provisions of the Sarbanes-Oxley Act of 2002 or the liability provisions of the Securities Exchange Act of 1934 immediately following the merger and officers of Metrologic will no longer be required to publicly certify the accuracy and completeness of the financial statements and other information relating to Metrologic.

Furthermore, the number of shares subject to each Eligible Option and the exercise price per share of Metrologic common stock covered under each Eligible Option will be proportionately adjusted for the decrease in the number of fully diluted shares of Metrologic common stock outstanding immediately following the merger. As a result of the adjustments that are required under the Metrologic Instruments, Inc. 1994 Incentive Plan, in connection with the change in the number of fully diluted shares of Metrologic common stock after the merger, the number of shares of stock subject to the Eligible Option will decrease significantly and the exercise price will increase significantly. For purposes of this offer, references to shares outstanding on a fully diluted basis include all outstanding shares of common stock and all shares issuable upon exercise or conversion of outstanding options, warrants and other securities exercisable for or convertible into shares of common stock.

We encourage all Eligible Employees to review the terms of the Metrologic Instruments, Inc. 1994 Incentive Plan prior to deciding whether to participate in this offer. In addition, please see “Risks Related to this Offer—Consequences to Non-Participating Eligible Employees” on page 8 for a more detailed explanation of the adjustments that will result under the Metrologic Instruments, Inc. 1994 Incentive Plan with respect to Eligible Options that remain outstanding after the merger.

11. What happens if I hold options granted under and subject to the Metrologic Instruments, Inc. 2004 Equity Incentive Plan?

Options to acquire our common stock granted under and subject to the Metrologic Instruments, Inc. 2004 Equity Incentive Plan are not Eligible Options and may not be tendered in this offer. If you hold options to acquire our common stock that are not Eligible Options, you will receive information from Metrologic regarding the treatment of those options in connection with the merger.

12. Are option holders outside of the United States eligible to participate?

Yes. As described in Question 3, in addition to Eligible Employees who reside in the United States, any Eligible Employee who resides in Singapore or China and who holds Eligible Options is eligible to participate in this offer. However, special considerations may apply, depending on the laws of Singapore and China. Eligible Employees in Singapore and China should refer to Appendix A and Appendix B, respectively, for details regarding any special considerations applicable to them in this offer. In the case of an Eligible Employee who is the legal representative of an employee’s estate, the employee must have resided in the United States, Singapore or China at the time of his or her death.

13. Are my currently unvested Eligible Options eligible for this offer?

Yes. All of your Eligible Options, whether or not vested or exercisable, may be tendered in the offer. Consequently, you can elect to tender Eligible Options that are both currently vested and unvested to the extent they have not expired or otherwise terminated on or prior to the expiration of this offer. (See Section 2)

14. How do I participate in this offer?

To participate in this offer, you must complete and deliver the accompanying election form via facsimile to Jacqueline Snider, Legal Department at (856) 374-5520 or by hand delivery to Jacqueline Snider in the Legal Department at Metrologic Instruments, Inc., 90 Coles Road, Blackwood, New Jersey 08012, in either case, before 9:00 p.m., Eastern Time, on December 19, 2006 (or on such later expiration date if this offer is extended pursuant to its terms as described above). Only election forms that are completed, signed, and actually received by Jacqueline Snider in the Legal Department pursuant to the acceptable forms of delivery described above by the deadline will be accepted. Responses submitted by U.S. mail or other post and Federal Express are not permitted.

We reserve the right to reject any or all tenders of Eligible Options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept those Eligible Options for which you have made a proper and timely tender that is not withdrawn as described below. Subject to the conditions of this offer and our rights to extend, terminate and amend this offer, we currently expect that we will accept, promptly after the expiration of this offer, all Eligible Options that have been properly and timely tendered and not withdrawn. (See Section 4).

15. What happens if I elect to tender my Eligible Options but subsequently exercise some or all of my Eligible Options prior to the expiration date of this offer?

If you tender your Eligible Options pursuant to this offer but subsequently exercise some or all of your Eligible Options pursuant to their terms prior to the expiration date of this offer, your election to tender will still be accepted but will no longer apply to your exercised Eligible Options because this offer only applies to Eligible Options that are outstanding on the expiration date. With respect to any shares of Metrologic common stock that you receive in connection with the exercise of any Eligible Options prior to completion of the merger, those shares subsequently will be converted into the right to receive $18.50 per share in cash, without interest, if the merger is completed. (See Section 3)

16. What happens if I elect to tender my Eligible Options but some or all of my Eligible Options terminate pursuant to their terms prior to the expiration date of this offer?

If you tender your Eligible Options pursuant to this offer but some or all of your Eligible Options terminate pursuant to their terms prior to the expiration date of this offer, your election to tender will still be accepted but will no longer apply to your terminated Eligible Options because this offer only applies to Eligible Options that are outstanding on the expiration date. If we extend the offer, we will have no liability or other obligation to make cash payments with respect to Eligible Options that expire by their terms during the extension period. (See Section 2)

17. What will happen if I do not turn in my Election Form by the deadline?

If we do not receive your election form by the deadline, then you will not be entitled to participate in this offer and you will continue to retain your Eligible Options, subject to the effects described in Question 10 above.

18. During what period of time may I withdraw a previous tender of options in this offer?

You may withdraw your tender of Eligible Options pursuant to this offer at any time before 9:00 p.m., Eastern Time, on December 19, 2006. If we extend this offer, you may withdraw your tender of Eligible Options at any time until the extended expiration of this offer. Once you have withdrawn options, you may only re-elect to tender your Eligible Options by again following the tender procedure described in the answer to Question 14 above. (See Section 5)

19. How do I withdraw a previous tender of Eligible Options pursuant to this offer?

To withdraw a previous tender of Eligible Options pursuant to this offer, you must complete and deliver the accompanying withdrawal form via facsimile to Jacqueline Snider in the Legal Department at (856) 374-5520 or by hand delivery to Jacqueline Snider in the Legal Department at Metrologic Instruments, Inc., 90 Coles Road, Blackwood, New Jersey 08012, in either case, before 9:00 p.m., Eastern Time, on December 19, 2006 (or on such later expiration date if this offer is extended pursuant to its terms as described in Question 6 above). Only withdrawal forms that are completed, signed, and actually received by Jacqueline Snider in the Legal Department pursuant to the acceptable forms of delivery described above by the deadline will be accepted. Responses submitted by U.S. mail or other post and Federal Express are not permitted. (See Section 5)

20. When will tendered Eligible Options be removed from the applicable Metrologic stock option database?

After you submit your election form, your Eligible Options will continue to appear in the applicable Metrologic stock option database and/or applicable stock option recordkeeping system until the effective date of cancellation, which will occur upon acceptance of the options promptly following the expiration date of this offer. If you exercise your Eligible Options during that period without first withdrawing your tender of your Eligible Options, we will automatically withdraw the exercised portion of the Eligible Options from your election, and you will not receive any payment pursuant to this offer for the shares covered by your voluntary exercised portion of the option, as described above. The remainder of the Eligible Options, if any, will continue to be included in this offer unless you withdraw them prior to the expiration date in the manner described above. (See Section 6)

21. When will I receive my cash payment if I tender my Eligible Options and this offer has been completed and not terminated pursuant to its terms?

If all of the conditions to this offer, including the completion of the merger, are satisfied or waived and you have tendered all of your Eligible Options, you will receive the cash payment described in Question 4 in exchange for your cancelled Eligible Options, less any withholding taxes, promptly following the expiration of this offer. (See Section 6)

22. Are there any tax consequences to my participation in this offer?

If you tender your Eligible Options for cash in this offer and are subject to tax only in the United States, the cash you receive will be taxed as supplemental compensation income in the year received at the same rates applied to your bonus and other stock compensation income and be subject to withholding of income, FICA and Medicare taxes, and other applicable employment taxes. (See Section 14)

If you are a resident of or are otherwise subject to tax in Singapore or China, your tax consequences with respect to the offer may vary from those tax consequences described in the paragraph above. Please be sure to refer to Appendix A and Appendix B for a discussion of the tax and legal consequences of electing to participate in this offer in Singapore or China.

The foregoing summary does not discuss all aspects of income taxation that may be relevant to you in light of your personal circumstances. This summarized tax information is not tax advice. You should consult with your own tax advisor to determine the personal tax consequences to you of participating in this offer.

23. How should I decide whether or not to tender my Eligible Options in this offer?

We understand that the decision whether or not to participate in this offer will be a challenging one for many employees. There are risks associated with tendering your Eligible Options in this offer and there are risks associated with not tendering your Eligible Options in this offer. (See “Risks Related to this Offer” on page 8 for information regarding some of these risks.) The decision to participate in this offer must be your own. We recommend that you consult with your own advisors to help determine if participation in this offer is right for you. (See Section 3)

24. What should I do if I choose to not participate in this offer with respect to my Eligible Options?

Nothing. You should not return the accompanying election form or take any other action if you decide to not participate in this offer.

25. What does Metrologic and its Board of Directors think of this offer?

Although the Board of Directors of Metrologic has approved this offer, neither Metrologic nor its Board of Directors makes any recommendation as to whether you should participate in this offer. (See Sections 3 and 11)

26. Who can I talk to if I have questions about this offer, or if I need additional copies of the offer documents?

For additional information or assistance, you should contact Jacqueline Snider in the Legal Department at (856) 228-8100.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This offer to purchase and the documents incorporated by reference in this offer to purchase and the documents to which we refer you in this offer to purchase may contain forward-looking statements. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements that are not historical facts. The words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include but are not limited to:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement;

•	the inability to complete the merger due to the failure to obtain shareholder approval or the failure to satisfy other conditions to the completion of the merger, including the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the receipt of other required regulatory approvals;

•	the failure to obtain the necessary debt financing set forth in a commitment letter received in connection with the merger;

•	the failure of Metrologic to have the required amounts of cash and fully liquid cash equivalents to satisfy a condition to the closing of the merger;

•	risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger;

•	the ability to recognize the benefits of the merger; and

•	other risks that are set forth in the “Risk Factors,” “Legal Proceedings” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Metrologic’s SEC filings that are incorporated by reference into this offer to purchase.

Many of these factors are beyond Metrologic’s ability to control or predict. All forward-looking statements contained or incorporated by reference in this offer to purchase speak only as of the date of this offer to purchase or as of such earlier date that those statements were made and are based on current expectations or expectations as of such earlier date and involve a number of assumptions, risks and uncertainties that could cause the actual results to differ materially from such forward-looking statements. We undertake no obligation to release any revisions to such forward-looking statements to reflect events or circumstances after the date of this offer to purchase or to reflect the occurrence of unanticipated events. Notwithstanding the foregoing, in the event of any material change in any of the information previously disclosed, we will (1) update such information through a supplement to this offer to purchase and (2) amend the Schedule TO filed in connection with this offer, in each case, to the extent required by applicable law.

The safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995 does not apply to forward-looking statements made in connection with tender offers such as this offer.

RISKS RELATED TO THIS OFFER

In deciding whether to participate in this offer, you should consider carefully the other information contained in or incorporated by reference into this offer to purchase. See Section 17, “Additional Information.” You also should consider the following significant consequences to non-participating and participating Eligible Employees when making a decision about whether to participate in this offer. You should carefully consider these factors, and you are encouraged to speak with investment, legal and tax advisors as necessary before deciding to participate in this offer. In addition, we strongly urge you to read the sections in this offer to purchase discussing the tax consequences in the United States, Singapore and China, as well as the rest of this offer to purchase, for a more in-depth discussion of the risks that may apply to you before deciding to participate in this offer.

Consequences to Non-Participating Eligible Employees

If you do not participate in this offer and the merger is completed, there will not be a public market for the shares of Metrologic common stock that you may acquire upon any future exercise of your Eligible Options.

Any Eligible Options to acquire Metrologic common stock that are not tendered in this offer will remain outstanding after the merger in accordance with their terms and conditions, including the adjustments to those options that would result from the completion of the merger and the related financing transactions as described below. However, after the merger, Metrologic common stock will no longer be quoted on the NASDAQ Global Select Market and will be deregistered under the Securities Exchange Act of 1934. As a result, there will not be any public market for shares of Metrologic common stock after the merger and any Metrologic common stock received upon exercise of Eligible Options would be difficult to sell and will be difficult to value. In addition, the termination of registration will result in Metrologic no longer being subject to the provisions of the Sarbanes-Oxley Act of 2002 or the liability provisions of the Securities Exchange Act of 1934 immediately following the merger and officers of Metrologic will no longer be required to publicly certify the accuracy and completeness of the financial statements and other information relating to Metrologic.

Eligible Options subject to the Metrologic Instruments, Inc. 1994 Incentive Plan that are held by Eligible Employees and that remain outstanding after the merger will be subject to adjustments pursuant to the current terms of such plan and such adjustments will have a significant impact on the number of shares subject to, and the exercise price of, such Eligible Options.

Any Eligible Options to acquire Metrologic common stock that are not tendered in this offer will remain outstanding after the merger, and the number of shares subject to, and the exercise price per share of Metrologic common stock covered under, those Eligible Options will be proportionately adjusted based on the decrease in the number of fully diluted shares of Metrologic common stock as a result of the merger. In connection with merger there will be a significant decrease in the number of fully diluted shares of Metrologic common stock after the merger. Under the terms of the Metrologic Instruments, Inc. 1994 Incentive Plan, the number of shares subject to, and the price per share of Metrologic common stock covered under, each option generally will be proportionately adjusted for this decrease in the number of fully diluted shares of Metrologic common stock. As a result of these adjustments under the Metrologic Instruments, Inc. 1994 Incentive Plan, the number of shares of stock subject to the option will decrease significantly and the exercise price thereof will increase significantly.

For example, assume there are an aggregate of 24,500,000 shares of Metrologic common stock outstanding on a fully diluted basis as of immediately prior to the merger, of which 350,000, or 1.4%, are Eligible Options, and that immediately following the merger, 100,000 shares of Metrologic common stock will be issued and outstanding, and that 1,420 shares, representing 1.4% of the fully diluted common stock immediately following the merger will be reserved for issuance upon the exercise of any Eligible Options that are not tendered in this offer. If a holder of an Eligible Option exercisable for 10,000 shares of Metrologic common stock at an exercise price of $18.00 per share does not tender that Eligible Option in the offer, as a result of the adjustment mechanism authorized by the Metrologic Instruments, Inc. 1994 Incentive Plan, following the merger this Eligible Option would be adjusted so that it represents an option to acquire 41 shares (10,000 × 101,420 / 24,500,000) at an exercise price of $4,348 per share ($18.00 divided by 101,420 / 24,500,000).

We encourage all Eligible Employees with Eligible Options to review the terms of the Metrologic Instruments, Inc. 1994 Incentive Plan prior to deciding whether to participate in this offer.

Our business is subject to numerous risks.

Our business is subject to numerous risks, including those described under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2005, and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 which are incorporated by reference in this offer to purchase. If you decide not to tender your Eligible Options in this offer, the occurrence of one or more of these risks could cause the value of shares of Metrologic common stock to decline, including any shares received upon any future exercise of Eligible Options. In addition, the shares received will be those of a privately owned company.

We do not currently expect to pay future dividends.

We have no current intention to pay dividends on Metrologic common stock at any time in the foreseeable future. In addition, the debt agreements that Metrologic and Meteor Holding Corporation expect to enter into in connection with the financing of the merger are expected to contain restrictions that will adversely affect our ability to declare and pay dividends on our capital stock. See Section 9, “Source and Amount of Consideration.”

Option holders that exercise their Eligible Options after the merger may be diluted by future issuances of our equity securities.

Metrologic may issue additional shares of its common stock and other equity securities following the merger. If you do not tender your Eligible Options in this offer, you may experience dilution as a result of any such future issuances.

Consequences to Participating Eligible Employees

Participants in the offer will not participate in any future earnings or growth of Metrologic with respect to their Eligible Options and will not benefit from any future appreciation in value or liquidity events involving Metrologic as a result of holding Eligible Options.

Participants in this offer will no longer hold the equity interest in Metrologic represented by the Eligible Options. If the value of Metrologic common stock increases after the date on which your Eligible Options are cancelled, your cancelled Eligible Options might be worth more than the cash payment that you receive pursuant to this offer in exchange for your tendered Eligible Options. In addition, though you would have been eligible to receive any dividends declared by Metrologic if you had exercised your Eligible Options and received shares of Metrologic common stock, if you tender your Eligible Options in this offer you will not be eligible to participate in future dividends, if any, paid by Metrologic on such shares.

Except for the merger with Meteor Merger Corporation, Metrologic does not currently have any specific plans, proposals or arrangements with respect to any future material merger or acquisition transactions or any future public offerings of its equity securities. However any future transactions involving us, such as a merger or other acquisition or an initial public offering of Metrologic common stock, could have a substantial effect on the value of Metrologic and the Metrologic common stock underlying your Eligible Options. Depending on the structure and terms of this type of transaction, Eligible Employees who elect to participate in this offer might be deprived of the benefit of the appreciation in the value of Metrologic common stock resulting from such a transaction. This could result in a greater financial benefit for those Eligible Employees who did not participate in this offer and retained their Eligible Options.

There will be tax consequences to Eligible Employees who participate in this offer.

If you tender your Eligible Options in this offer, there will be tax consequences that apply. The nature of these consequences will vary depending upon the tax laws of the jurisdiction to which you are subject. Regardless of the tax laws to which you are subject, we recommend that you consult with your tax advisor prior to tendering your Eligible Options in this offer.

For Option Holders Subject to United States Tax Laws

Generally, you will be subject to income and employment-related taxes on the amount you receive upon the repurchase of your options. Please see Section 14 for more information about the possible tax consequences associated with the tender of your Eligible Options pursuant to this offer.

For Option Holders Subject to Tax Laws in Singapore and China

If you are a tax resident or citizen of Singapore or China, you should refer to Appendix A or B, respectively, for information about the tax consequences associated with the tender of your Eligible Options pursuant to this offer that may apply in Singapore or China. Generally, you will be subject to income tax on the amount you receive upon the cancellation of your Eligible Options. Please see Appendix A or B for more information about the possible tax consequences associated with the cancellation of your Eligible Options.

THE OFFER

1. General

Metrologic is offering to purchase from all Eligible Employees, who are identified below, all, but not less than all, of their Eligible Options to purchase shares of Metrologic common stock, which options are described below. Metrologic is making this offer upon the terms and subject to the conditions set forth in this offer to purchase and the accompanying election form and other documents. Upon the completion of this offer, the Eligible Options of each Eligible Employee that has validly tendered and not withdrawn all of his or her Eligible Options will be cancelled and we will pay to such Eligible Employee with respect to the Eligible Options a cash amount equal to the following, less any applicable tax withholdings:

•	the aggregate “spread value” of all Eligible Options of such Eligible Employee, with the spread value for each Eligible Option being equal to the product of (x) the excess, if any, of U.S. $18.50 per share over the per share exercise price of such Eligible Option multiplied by (y) the total number of shares of Metrologic common stock issuable upon exercise of such Eligible Option.

Although the spread value will be calculated separately for each of your Eligible Options that you tender, you only will receive one payment which will be equal to the aggregate spread value for all of your Eligible Options, less any applicable tax withholdings.

Upon the terms and subject to the conditions of this offer, if your Eligible Options are properly tendered and are accepted, your Eligible Options will be cancelled and you will be entitled to receive a cash payment. You will receive your cash payment, less applicable withholding taxes, promptly after the expiration of this offer which is currently scheduled to expire on December 19, 2006 (but may be extended as described below in this offer to purchase), and this payment will not be subject to any vesting conditions or otherwise be subject to forfeiture. An election to participate in this offer does not in any way change any employee’s status as an at-will employee.

You are eligible to participate in this offer only if you are an “Eligible Employee,” which means that you are a current or a former employee of Metrologic or one of its subsidiaries, or you are a legal representative of such employee’s estate in the event that the employee is deceased; provided, that each of the following requirements is satisfied:

•	you must reside (or in the case of a legal representative of a deceased employee, the deceased employee must have resided at the time of his or her death) in the United States, Singapore or China; and

•	you must hold outstanding options to purchase shares of Metrologic common stock granted under the Metrologic Instruments, Inc. 1994 Incentive Plan.

This offer to purchase only applies to “Eligible Options,” which are options to purchase Metrologic common stock that satisfy all of the following requirements:

•	were granted under the Metrologic Instruments, Inc. 1994 Incentive Plan;

•	are outstanding as of December 19, 2006, or on such later expiration date if this offer is extended; and

•	are held by Eligible Employees, as defined above.

Any Eligible Employee who holds Eligible Options on December 19, 2006 (or on such later expiration date if this offer is extended in the manner set forth in Section 15 below), is eligible to participate in this offer, and this may include a holder of Eligible Options who is on a leave of absence or a former employee holding Eligible Options that have not yet expired as of December 19, 2006 (or on such later expiration date if this offer is extended).

If you choose to participate in this offer, you must tender all of your Eligible Options. Partial tenders pursuant to this offer will not be accepted.

We are making this offer upon the terms and subject to the conditions set forth in this offer to purchase and in the accompanying offer documents. This offer is not conditioned upon a minimum number of outstanding Eligible Options being tendered, but this offer is subject to conditions, which we describe in Section 7 of this offer to purchase. These conditions include the completion of the merger of Meteor Merger Corporation with and into Metrologic pursuant to the agreement and plan of merger, dated as of September 12, 2006, by and between Metrologic, Meteor Holding Corporation and Meteor Merger Corporation. The merger is subject to the prior satisfaction or waiver of conditions set forth in the merger agreement, which conditions we describe in Section 7 of this offer to purchase. We expect this offer to be consummated promptly after the completion of the merger.

As of November 14, 2006, options to purchase 1,235,953 shares of Metrologic common stock were issued and outstanding. Of these, options to purchase 329,033 shares of Metrologic common stock are Eligible Options.

2. Number of Options; Expiration Date.

If you wish to tender any Eligible Options for cancellation in this offer, you must agree to tender all Eligible Options held by you. You cannot elect to tender a portion of your Eligible Options and retain a portion of your Eligible Options.

This offer will expire at 9:00 p.m., Eastern Time, on December 19, 2006, referred to in this offer to purchase as the “expiration date,” unless we choose to extend this offer, or are otherwise required by law to extend this offer, in which case the “expiration date” will refer to such later time. This offer will terminate, without any further action on our part, if the merger agreement with Meteor Holding Corporation and Meteor Merger Corporation is terminated. Otherwise, we expect to extend this offer from time to time until the conditions to the merger are satisfied or waived subject to the requirements of applicable law. If we extend the expiration date, we will publicly announce the extension no later than 9:00 a.m., Eastern Time, on the first business day after the previously scheduled expiration date. We expect to make any announcement relating to the offer by issuing a press release or in another manner reasonably designed to inform the Eligible Employees of the change. For additional information regarding any extensions of this offer, see Section 15 below.

If we increase or decrease the amount of consideration offered for the Eligible Options or decrease the number of options eligible to be tendered for cancellation in exchange for the cash election right provided in this offer and this offer is scheduled to expire at a time earlier than the tenth business day from and including the date that notice of any such increase or decrease is first published, sent or given in the manner specified in Section 15 below, we will extend this offer until the end of the tenth business day following such notice.

For purposes of this offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

3. Purpose of this Offer; Plans.

Metrologic is implementing this offer pursuant to the requirements of the merger agreement with Meteor Holding Corporation and Meteor Merger Corporation. Subject to the satisfaction of the conditions set forth in the merger agreement, Meteor Merger Corporation will merge with and into Metrologic, with Metrologic being the surviving corporation and a wholly owned subsidiary of Meteor Holding Corporation following the merger. In connection with the merger, the outstanding shares of Metrologic common stock generally will be converted into the right to receive $18.50 per share in cash, without interest. Meteor Holding Corporation and Meteor Merger Corporation were incorporated on September 1, 2006 and August 31, 2006, respectively. Meteor Merger Corporation is a wholly owned subsidiary of Meteor Holding Corporation. As of the date of this offer to purchase, FP-Metrologic, LLC, an entity affiliated with Francisco Partners II, L.P., a private equity firm, is the sole stockholder of Meteor Holding Corporation. Meteor Holding Corporation and Meteor Merger Corporation were formed solely for the purpose of completing the merger and the related financings and transactions. After completion of the merger, Metrologic common stock will no longer be quoted on the NASDAQ Global Select Market and will be deregistered under the Securities Exchange Act of 1934. As a result, there will not be any public market for shares of Metrologic common stock after the merger and any shares of Metrologic common stock received upon exercise of Eligible Options will be difficult to sell and will be difficult to value. In addition, the termination of registration will result in Metrologic no longer being subject to the provisions of the Sarbanes-Oxley Act of 2002 or the liability provisions of the Securities Exchange Act of 1934 immediately following the merger and officers of Metrologic will no longer be required to publicly certify the accuracy and completeness of the financial statements and other information relating to Metrologic.

Metrologic agreed to make this offer in order to provide the Eligible Employees with the ability to realize the compensatory value of their Eligible Options by electing to receive cash in exchange for the cancellation of their Eligible Options rather than retaining their Eligible Options, which options otherwise will be subject to automatic adjustment after the closing of the merger, as described in greater detail in the section of this offer to purchase titled “Risks Related to this Offer—Consequences to Non-Participating Eligible Employees.”

While our Board of Directors has approved this offer, neither we nor our Board of Directors make any recommendation as to whether you should tender or refrain from tendering your Eligible Options in this offer. You must make your own decision whether to tender your options in exchange for the cash payment being offered in this offer. We cannot guarantee that you would not ultimately receive greater value from your Eligible Options than we are offering in this offer. In connection with this decision, we encourage you to read this entire offer to purchase, including “Risks Related to the Offer.”

At the effective time of the merger, the directors of Meteor Merger Corporation will be the initial directors of the surviving corporation and we expect that many of the current executive officers of Metrologic will continue as executive officers of the surviving corporation. The board of directors of the surviving corporation initially will be designated by Meteor Holding Corporation. The certificate of incorporation of Metrologic will be amended as set forth in an exhibit to the merger agreement so as to contain only the provisions of the certificate of incorporation of Meteor Merger Corporation as in effect immediately prior to the effective time of the merger, except that the name of the surviving corporation will continue to be “Metrologic Instruments, Inc.” The bylaws of Meteor Merger Corporation in effect immediately prior to the effective time of the merger will become the bylaws of the surviving corporation.

It is expected that, upon consummation of the merger, the operations of Metrologic will be conducted substantially as they currently are being conducted, except that Metrologic will not be subject to the obligations and constraints, and the related direct and indirect costs and personnel requirements, associated with having publicly traded equity securities. Meteor Holding Corporation has advised Metrologic that it does not have any current plans or proposals that relate to or would result in an extraordinary corporate transaction following completion of the merger involving Metrologic’s corporate structure, business or management, such as a merger, reorganization, liquidation, relocation of any operations or sale or transfer of a material amount of assets. We expect, however, that following the merger, Metrologic’s management and Meteor Holding Corporation will continuously evaluate and review Metrologic’s business and operations and may develop new plans and proposals that they consider appropriate to maximize the value of Metrologic.

Subject to the foregoing, and except as otherwise disclosed in this offer to purchase or in the preliminary proxy statement regarding the merger agreement and our other filings with the Securities and Exchange Commission (see Section 17), we currently have no plans or proposals that relate to or would result in:

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

•	any material change in our present dividend policy, or our indebtedness or capitalization;

•	any change in our Board of Directors or management;

•	any other material change in our corporate structure or business;

•	Metrologic common stock no longer being authorized for listing on the NASDAQ Global Select Market;

•	Metrologic common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934;

•	the suspension of our obligation to file reports under Section 15(d) of the Securities Exchange Act of 1934;

•	the acquisition by any person of any of our securities or the disposition of any of our securities (other than as a result of the exercise of stock options or purchases made under our employee stock purchase plan); or

•	any changes in our certificate of incorporation, bylaws of other governing instruments or any actions that could impede the acquisition of control of us.

4. Procedures for Electing to Participate in this Offer.

Proper Tender of Eligible Options. To tender Eligible Options for cancellation in exchange for the cash payment being offered, you must, in accordance with the terms of the accompanying election form, properly complete, duly execute, and deliver to us the election form, or a facsimile of the election form. Jacqueline Snider in the Legal Department must receive the signed election form by fax at (856) 374-5520 or by hand delivery to Jacqueline Snider in the Legal Department, Metrologic Instruments, Inc., 90 Coles Road, Blackwood, New Jersey 08012 before the expiration date.

If we do not receive your election form by the expiration date, then you will not participate in this offer, and all Eligible Options you currently hold will be automatically adjusted according to their terms after the closing of the merger, as described in greater detail in the section of this offer to purchase titled “Risks Related to the Offer—Consequences to Non-Participating Eligible Employees.” In addition, after completion of the merger, Metrologic common stock will no longer be quoted on the NASDAQ Global Select Market and will be deregistered under the Securities Exchange Act of 1934. As a result, there will not be any public market for shares of Metrologic common stock after the merger and any shares of Metrologic common stock received upon exercise of Eligible Options would be difficult to sell and value. In addition, the termination of registration will result in Metrologic no longer being subject to the provisions of the Sarbanes-Oxley Act of 2002 or the liability provisions of the Securities Exchange Act of 1934 immediately following the merger and officers of Metrologic will no longer be required to publicly certify the accuracy and completeness of the financial statements and other information relating to Metrologic.

Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility, including time of receipt, and acceptance of any election form and any other required documents. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any election form and any other required documents that we determine are not in the appropriate form or that we determine are unlawful to accept. Otherwise, we will accept proper and timely tenders of Eligible Options for cancellation that are not validly withdrawn. We also reserve the right to waive any of the conditions of this offer or any defect or irregularity with respect to any particular Eligible Options or any particular option holder, provided that if we grant any such waiver, it will be granted with respect to all option holders and tendered Eligible Options. No tender of Eligible Options in this offer will be valid until all defects or irregularities have been cured by the electing option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in elections, nor will anyone incur any liability for failure to give any such notice. Our determination of these matters will be final and binding.

Our Acceptance Constitutes an Agreement. Your tender of Eligible Options in this offer pursuant to the procedures described above constitutes your acceptance of the terms and conditions of this offer. OUR ACCEPTANCE OF THE ELIGIBLE OPTIONS TENDERED FOR CANCELLATION BY YOU PURSUANT TO THIS OFFER WILL CONSTITUTE A BINDING AGREEMENT BETWEEN METROLOGIC AND YOU UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THIS OFFER.

Subject to the conditions of this offer our rights to extend, terminate, and amend this offer, we currently expect that we will accept promptly after the expiration date all properly tendered Eligible Options that have not been validly withdrawn.

5. Withdrawal Rights.

You may withdraw your tender of Eligible Options only if you comply with the provisions of this Section 5.

You have the right to withdraw the Eligible Options you have tendered for cancellation at any time prior to the expiration date. If we extend the time during which you may elect to participate in this offer, you have the right to withdraw previously tendered Eligible Options at any time until the extended period expires. In addition, if we do not accept your election form before January 19, 2007, which is the fortieth (40th) business day from the commencement of this offer, you may withdraw the Eligible Options tendered by such documents at any time after such date.

To validly withdraw Eligible Options, you must deliver a completed and signed withdrawal form by hand to Jacqueline Snider in the Legal Department at Metrologic Instruments, Inc., 90 Coles Road, Blackwood, New Jersey 08012, or by facsimile to Jacqueline Snider in the Legal Department at (856) 374-5520, with the required information. The election to withdraw the tender of any Eligible Options may only be made with respect to all Eligible Options held by you, as we will not accept tenders of fewer than all Eligible Options you hold. Except as described in the following sentence, any Eligible Employee who has elected to tender Eligible Options in this offer (and who subsequently elects to withdraw his or her Eligible Options from this offer) must sign the withdrawal form exactly as such option holder’s name appears on the option agreement for the Eligible Options. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to act in such capacity must be indicated on the withdrawal form.

You may not rescind any withdrawal, and any Eligible Options withdrawn will thereafter be deemed not properly tendered pursuant to this offer, unless you properly re-tender those Eligible Options before the expiration date by following the procedures described in Section 4.

Neither Metrologic nor any other person is obligated to give notice of any defects or irregularities in any withdrawal form, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of withdrawal forms. Our determination of these matters will be final and binding.

6. Acceptance of Eligible Options and Payment of Cancellation Amounts.

Upon the terms and subject to the conditions of this offer to purchase, promptly following the expiration date, we will accept all Eligible Options properly tendered for cancellation and not validly withdrawn before the expiration date and make the cash payment to the Eligible Employees for the Eligible Options so tendered.

For purposes of this offer, we will be deemed to have accepted Eligible Options that are validly tendered for cancellation and not properly withdrawn if and when we give oral or written notice to the option holders of our acceptance of such options. Payment of the cash amount pursuant to this offer will also be deemed to be acceptance of tendered Eligible Options.

If you elect to tender your Eligible Options in this offer, you will receive your cash payment, less applicable withholding taxes, promptly after the expiration of this offer, and this cash payment will not be subject to any vesting conditions or otherwise be subject to forfeiture. Your election to participate in this offer does not in any way change your status as an at-will employee.

We will pay for Eligible Options accepted in this offer by check delivered directly to you. Payment will be made in your local currency, and all applicable taxes will be withheld from such payments.

Payments will be made only to the person in whose name the tendered Eligible Options are held, and you do not have the right to assign or transfer to another person your right to receive the cash payment due on our acceptance of your tendered Eligible Options under this offer.

If you are not an employee of Metrologic on the date this offer commences, you are not eligible to participate in this offer unless you are on a leave of absence from your employment relationship or the period during which you may exercise your Eligible Options after your termination (or, in the case of a legal representative of an employee’s estate, after the death of the employee) has not otherwise expired and will not expire prior to the expiration date or any extension thereof.

7. Conditions of this Offer.

The offer is not conditioned on any minimum number of options being tendered. Notwithstanding any other provision of this offer, we will not be required to accept any Eligible Options tendered, and we may terminate or amend this offer, or postpone our acceptance and cancellation of any Eligible Options tendered for cancellation, in each case, subject to the applicable rules under the Securities Exchange Act of 1934, if at any time on or after

November 21, 2006, and prior to December 19, 2006 (or on such later expiration date if this offer is extended), any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case, including any action or omission to act by us, the occurrence of such event or events makes it inadvisable for us to proceed with this offer:

•	the merger does not occur and/or the merger agreement has terminated;

•	there has been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to this offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

•	make the acceptance of, or the payment for, some or all of the Eligible Options tendered in exchange for the cash payment being offered in this offer illegal or otherwise restrict or prohibit completion of this offer or otherwise relates in any manner to this offer;

•	delay or restrict our ability, or render us unable, to cancel, or pay for some or all of the Eligible Options tendered for the cash payment being offered in this offer; or

•	materially and adversely affect the business, condition (financial or other), income, operations or prospects of Metrologic or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries.

The conditions to this offer are for our benefit. We may assert them in our sole discretion regardless of the circumstances giving rise to them prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other condition to this offer. Any determination we make concerning the events described in this section will be final and binding upon all persons.

The obligations of Meteor Holding Corporation, Meteor Merger Corporation and Metrologic to complete the merger are subject to the following conditions:

•	approval of the merger agreement by the holders of a majority of the votes cast by the holders of the outstanding shares of our common stock on the record date at the special meeting at which a quorum is present;

•	the expiration or termination of all waiting periods under applicable United States and foreign antitrust laws;

•	receipt from all governmental authorities of all material authorizations, consents, orders and approvals and authorizations legally required to be obtained to consummate the merger; and

•	absence of any order, executive order, stay, decree, judgment or injunction or statute, rule or regulation which would make the merger illegal or prohibit the consummation of the other transactions contemplated by the merger agreement.

The obligations of Meteor Holding Corporation and Meteor Merger Corporation to complete the merger are subject to the following additional conditions:

•	the truth and correctness of our representations and warranties as of the date of the closing (or as of the date made in the case of representations and warranties made as of a specific date) without giving effect to any materiality qualification unless the failure, individually or in the aggregate, has not had and is not reasonably likely to have a material adverse effect on us or any of our subsidiaries or adversely affect our capitalization;

•	the performance, in all material respects, by us of our obligations under the merger agreement;

•	our delivery to Meteor Holding Corporation at closing of a certificate with respect to the satisfaction of the foregoing conditions relating to representations, warranties, covenants and agreements;

•	the absence of any pending action or proceeding seeking to make the merger illegal or otherwise challenge, restrain or prohibit the consummation of the merger or the other transactions contemplated by the merger agreement, prohibit or limit the ability of Meteor Holding Corporation to vote, control, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the surviving corporation or control or otherwise exercise ownership rights with respect to the business or operations of Metrologic or its subsidiaries, obtain material damages from Meteor Holding Corporation, rescind the transactions contemplated by the merger agreement following consummation, or compel Metrologic, Meteor Holding Corporation or any of their subsidiaries to dispose of or hold any significant portion of the business or assets of Metrologic, Meteor Holding Corporation or any or their respective subsidiaries as a result of the merger or any of the other transactions contemplated by the merger agreement;

•	the absence of any state of facts, change, event, effect, condition, circumstance, occurrence or development that, individually or in the aggregate, has had or is reasonably likely to result in a material adverse effect;

•	the contributions of common stock by the certain investors to Meteor Holding Corporation pursuant to the contribution and voting agreements;

•	the satisfaction of the financing condition described below; and

•	the availability to Metrologic of unrestricted cash on hand and fully liquid cash equivalents of at least $90 million.

For purposes of the merger agreement, the financing condition is satisfied if Meteor Holding Corporation shall have obtained an amount of financing not less than the amount set forth in the debt commitment letter on terms and conditions as set forth therein (and as described elsewhere herein) or upon terms and conditions which are, in the reasonable judgment of Meteor Holding Corporation, at least as favorable to Meteor Holding Corporation as the terms and conditions set forth in the debt commitment letter.

Our obligation to complete the merger is subject to the following additional conditions:

•	the truth and correctness of Meteor Holding Corporation and Meteor Merger Corporation’s representations and warranties, unless the failure, individually or in the aggregate, has not had, and is not reasonably likely to result in, a material adverse effect on the ability of Meteor Holding Corporation or Meteor Merger Corporation to consummate the transactions contemplated by the merger agreement;

•	the performance, in all material respects, by Meteor Holding Corporation and Meteor Merger Corporation of their obligations under the merger agreement; and

•	the delivery at closing by Meteor Holding Corporation of a certificate with respect to Meteor Holding Corporation’s representations, warranties, covenants and agreements.

If the merger is not completed, this offer will terminate, all tenders of Eligible Options pursuant to this offer will be deemed ineffective and all Eligible Options will remain outstanding subject to their current terms and conditions.

The foregoing description of conditions to the consummation of the merger set forth in the Merger Agreement is a summary only and is qualified in its entirety by reference to the full text of the Merger Agreement. We strongly suggest that you review the preliminary proxy statement regarding the merger that we filed with the Securities and Exchange Commission on November 9, 2006 as well as the merger agreement which was filed as Annex A to the proxy statement, both of which are incorporated by reference into this offer to purchase. See Section 17.

8. Price Range of Metrologic Common Stock Underlying the Eligible Options.

There is no established trading market for the Eligible Options. The Metrologic common stock that underlies the Eligible Options is traded on the NASDAQ Global Select Market under the symbol “MTLG.” The following table sets forth the intraday high and low sales price per share of Metrologic common stock on the NASDAQ Global Select Market for the periods indicated.

	High	Low
Fiscal year ended December 31, 2004
First Quarter	$33.50	$20.68
Second Quarter	25.75	13.81
Third Quarter	20.15	13.00
Fourth Quarter	21.84	14.50
Fiscal year ended December 31, 2005
First Quarter	24.12	18.22
Second Quarter	23.65	12.27
Third Quarter	18.77	12.33
Fourth Quarter	20.65	15.50
Fiscal year ending December 31, 2006
First Quarter	24.49	19.16
Second Quarter	23.23	14.07
Third Quarter	18.31	13.57
Fourth Quarter (through November 20, 2006)	18.50	17.93

On November 20, 2006, the reported closing price for Metrologic common stock on the NASDAQ Global Select Market was $18.03 per share. You should evaluate current market quotes for Metrologic common stock, among other factors, before deciding whether or not to participate in this offer.

9. Source and Amount of Consideration.

As of November 14, 2006, there were 329,033 total outstanding Eligible Options. Based upon that number and assuming all Eligible Options are tendered and accepted in this offer, the aggregate amount necessary to pay the total cash consideration for such Eligible Options and to pay the fees and expenses relating to this offer will be approximately $5.4 million. We expect to obtain these funds from the same sources that will be used to fund the merger with Meteor Merger Corporation and the related transactions. These sources generally are expected to be comprised of the following:

•	an aggregate cash equity investment by FP-Metrologic, LLC (the “Francisco Partners Investor”) of no less than $128.0 million;

•	approximately $62.6 million in rollover equity financing from certain investors pursuant to the contribution and voting agreements;

•	a new $160.0 million senior secured first loan facility, consisting of a $125.0 million term loan facility and a $35.0 million revolving credit facility;

•	a new $75.0 million senior secured second lien loan facility; and

•	cash and fully liquid cash equivalents held by Metrologic.

Meteor Merger Corporation has received the equity and debt commitments described below.

Equity Financing

Meteor Merger Corporation received an equity commitment letter from the Francisco Partners Investor, pursuant to which the Francisco Partners Investor agreed to contribute, or cause to be contributed, not less than $128.0 million in immediately available funds. The obligations of the Francisco Partners Investor under the equity commitment letter are conditioned upon the satisfaction or waiver of each of the conditions to the obligations of Meteor Holding Corporation and Meteor Merger Corporation to consummate the merger, except the debt financing condition and the condition that C. Harry Knowles, chairman of our board and interim Chief Executive Officer, Elliott Associates, L.P. and Elliott International, L.P. (together, the “Rollover Investors”) make their contributions pursuant to the contribution and voting agreements.

Under the terms of the contribution and voting agreement entered into with C. Harry Knowles and certain of his related and family trusts and charitable entities, Mr. Knowles will contribute 1,571,320 shares of our common stock that he beneficially owns to Meteor Holding Corporation immediately prior to the closing of the merger in exchange for approximately 15% of the junior preferred stock and approximately 15% of the common stock of Meteor Holding Corporation. The number of shares of our common stock contributed by Mr. Knowles, and the number of shares of junior preferred stock and common stock of Meteor Holding Corporation issued in exchange therefor, will be adjusted as appropriate to allow Mr. Knowles to own 15% of the outstanding shares of junior preferred stock and 15% of the outstanding shares of common stock of Meteor Holding Corporation immediately following the closing of the merger. Similarly, pursuant to the contribution and voting agreement entered into with the Elliott Investors, the Elliott Investors have agreed to contribute an aggregate of 1,703,885 shares of our common stock that they beneficially own to Meteor Holding Corporation immediately prior to the closing of the merger in exchange for approximately 16.3% of the junior preferred stock and approximately 16.3% of the common stock of Meteor Holding Corporation. The shares of our common stock contributed by Mr. Knowles and the Elliott Investors pursuant to the contribution and voting agreements will be cancelled and cease to exist at the effective time of the merger and no payment of merger consideration shall be made in respect thereof.

Debt Commitment Letter

Meteor Holding Corporation has entered into a commitment letter, dated as of September 11, 2006, which we refer to as the “debt commitment letter,” with Morgan Stanley Senior Funding, Inc. Pursuant to, and subject to the terms and conditions of, the debt commitment letter, Morgan Stanley Senior Funding, Inc. has committed to provide to Metrologic (x) senior secured first lien loan facilities of up to $160.0 million, consisting of a seven-year $125.0 million term B loan facility and a five-year $35.0 million revolving credit facility and (y) a senior secured second lien loan facility, consisting of an eight-year $75.0 million term loan facility.

The commitments to provide the senior secured first lien loan facilities and the senior secured second lien loan facility are subject to customary conditions for financings of these types, including the absence of a material adverse effect as contemplated by the merger agreement; the reasonable satisfaction of Morgan Stanley Senior Funding, Inc. with the final structure of the merger, the sources and uses of proceeds used to consummate the merger and the terms and provisions of the documents related to the merger; the reasonable satisfaction of the lenders with the documents related to the senior secured loan facilities; completion of the equity financing and the proceeds received therefrom constituting at least 30% of the total cost of the merger, including all related costs and expenses; and receipt of reasonably satisfactory evidence that the ratio of (x) total consolidated debt to (y) consolidated earnings before interest, taxes, depreciation and amortization (calculated in a manner reasonably satisfactory to Morgan Stanley Senior Funding, Inc. and Metrologic and including customary adjustments) is not greater than 5.2:1.0.

The commitments under the debt commitment letter will terminate on March 31, 2007 if the closing of the financing transactions has not occurred by such date.

Senior Secured First Lien Loan Facilities

General. The borrower under the senior secured first lien loan facilities will be Metrologic. The senior secured term B loan facility will provide for a loan in the amount of $125.0 million, and is expected to have a term of seven years from the closing of the merger and amortize at a rate of 1.00% per year on a quarterly basis for the first six and three-quarters years after the closing date, with the balance paid at maturity. The senior secured revolving loan facility will provide for loans in an aggregate amount of up to $35.0 million, which will include a letter of credit subfacility and a swing line subfacility, and is expected to have a term of five years from the closing of the merger. Proceeds of the senior secured term B loan facility will be used, together with the other sources of funds described in this offer to purchase, to finance the merger, to refinance indebtedness of Metrologic and to pay fees and expenses incurred in connection with the merger. Proceeds of the senior secured revolving credit facility will be used for working capital and general corporate purposes of the borrower.

Interest Rates and Fees. The loans under the senior secured term B loan facility are expected, at the option of the borrower, to bear interest at the following rates:

•	the base rate, which will be the higher of (a) the prime rate of interest and (b) the federal funds rate plus 0.50%, in each case plus an applicable margin of 2.00%, if the senior secured credit facilities receive ratings of B2 (stable) or higher from Moody’s Investors Service, Inc. and B (stable) or higher from Standard & Poor’s Rating Services, respectively, and otherwise, 2.50%; or

•	a rate equal to the Eurodollar Rate (adjusted for maximum reserves) as determined by the Agent, plus an applicable margin of 3.00%, if the senior secured credit facilities receive ratings of B2 (stable) or higher from Moody’s Investors Service, Inc. and B (stable) or higher from Standard & Poor’s Rating Services, respectively, and otherwise, 3.50%.

The loans under the senior secured revolving loan facility are expected, at the option of the borrower, to bear interest at the following:

•	the base rate, which will be the higher of (a) the prime rate of interest and (b) the federal funds rate plus 0.50%, in each case plus an applicable margin of 2.00%, if the senior secured credit facilities receive ratings of B2 (stable) or higher from Moody’s Investors Service, Inc. and B (stable) or higher from Standard & Poor’s Rating Services, respectively, and otherwise, 2.50%, for the first two full fiscal quarters after the closing of the facilities, and thereafter in accordance with step-downs to be based on the borrower’s leverage ratio; or

•	a rate equal to the Eurodollar Rate (adjusted for maximum reserves) as determined by the Agent, plus an applicable margin of 3.00%, if the senior secured credit facilities receive ratings of B2 (stable) or higher from Moody’s Investors Service, Inc. and B (stable) or higher from Standard & Poor’s Rating Services, respectively, and otherwise, 3.50%, for the first two full fiscal quarters after the closing of the facilities, and thereafter in accordance with step-downs to be based on the borrower’s leverage ratio.

The senior secured revolving loan facility is expected to bear an annual commitment fee of 0.50% on the undrawn portion of that facility commencing on the date of execution and delivery of the credit agreement.

Prepayments. At the option of the borrower (1) amounts outstanding under the senior secured term B loan facility may be voluntarily prepaid and (2) the unutilized portion of the commitments under the senior secured revolving loan facility may be reduced and loans under such facility may be voluntarily repaid, subject to requirements as to minimum amounts and multiples, at any time in whole or in part without premium or penalty, except that any prepayment of Eurodollar rate loans other than at the end of the applicable interest periods will be made with reimbursement for any funding losses of the lenders resulting from the prepayment. Loans under the senior secured first lien loan facilities are expected to be subject to mandatory prepayment with (a) 50% of annual excess cash flow with certain step-downs based on the borrower’s leverage ratio, (b) 100% of proceeds of permitted, non-ordinary course asset sales and casualty or condemnation proceeds, subject to various reinvestment rights of borrower and certain other exceptions, and (c) 100% of proceeds of the sale or issuance of debt securities subject to certain exceptions, and (d) 50% of proceeds of the sale or issuance of equity securities, subject to certain exceptions.

Guarantors. All obligations under the senior secured first lien loan facilities are expected to be guaranteed by Meteor Holding Corporation, which is required to be the direct or indirect holder, after giving effect to the merger, of at least 96% of the equity interest of the borrower, and by each direct and indirect wholly owned material U.S. subsidiary of Meteor Holding Corporation, other than the borrower.

Security. All obligations of the borrower and each guarantor under the senior secured first lien loan facilities are expected to be secured by the following:

•	a first priority lien on, and pledge of, (a) the capital stock and intercompany debt of each present and future direct and indirect U.S. subsidiary of Meteor Holding Corporation and (b) 66 2/3% of the capital stock of each present and future direct and indirect first-tier foreign subsidiary owned by the borrower, subject to certain exceptions; and

•	a first priority lien on, and security interest in, substantially all of the tangible and intangible property and assets of the borrower and each guarantor, subject to agreed upon exceptions.

Covenants, Representations and Warranties. The senior secured first lien loan facilities are expected to contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on liens, indebtedness, mergers and consolidations, sales of assets, investments, dividends and other distributions, repurchases of capital stock and capital expenditures. The senior secured first lien loan facilities are expected to contain financial covenants, including a maximum leverage ratio and a minimum interest coverage ratio.

Events of Default. Events of default under the senior secured first lien loan facilities are expected to include, among others, nonpayment of principal or interest, a material inaccuracy of representations or warranties, covenant defaults, cross-defaults to other indebtedness, bankruptcy and insolvency events and a change of control.

Senior Secured Second Lien Loan Facility

General. The borrower under the senior secured second lien loan facility will be Metrologic. The senior secured second lien loan facility will provide for a term loan in the amount of $75.0 million, and is expected to have a term of eight years from the closing of the merger and will be payable in full at maturity. Proceeds of the senior secured second lien loan facility will be used, together with the other sources of funds described in this offer to purchase, to finance the merger, to refinance indebtedness of Metrologic and to pay fees and expenses incurred in connection with the merger.

Interest Rates and Fees. The loans under the senior secured second lien loan facility are expected, at the option of the borrower, to bear interest at the following rates:

•	the base rate, which will be the higher of (a) the prime rate of interest and (b) the federal funds rate plus 0.50%, in each case plus an applicable margin of 6.00%; or

•	a rate equal to the Eurodollar Rate (adjusted for maximum reserves) as determined by the Agent, plus an applicable margin of 7.00%.

Prepayments. At the option of the borrower, and after repayment of the senior secured first lien term B loan facility, amounts outstanding under the senior secured second lien loan facility may be voluntarily prepaid, subject to requirements as to minimum amounts and multiples, at any time in whole or in part without premium or penalty, except that any prepayment of Eurodollar rate loans other than at the end of the applicable interest periods will be made with reimbursement for any funding losses of the lenders resulting from the prepayment. Loans under the senior secured second lien loan facility are expected to be subject to mandatory prepayment, after repayment of the senior secured first lien term B loan facility, with (a) 50% of annual excess cash flow with certain step downs based on the borrower’s leverage ratio, (b) 100% of proceeds of permitted, non-ordinary course asset sales and casualty or condemnation proceeds, subject to various reinvestment rights of borrower and certain other exceptions, (c) 100% of proceeds of the sale or issuance of debt securities subject to certain exceptions, and (d) 50% of proceeds of the sale or issuance of equity securities, subject to certain exceptions.

Guarantors. All obligations under the senior secured second lien loan facility are expected to be guaranteed by Meteor Holding Corporation, which is required to be the direct or indirect holder, after giving effect to the merger, of at least 96% of the equity interest of the borrower, and by each direct and indirect wholly owned material U.S. subsidiary of Meteor Holding Corporation, other than the borrower.

Security. All obligations of the borrower and each guarantor under the senior secured second lien loan facility are expected to be secured by the following:

•	a second priority lien on, and pledge of, (a) the capital stock and intercompany debt of each present and future direct and indirect U.S. subsidiary of Meteor Holding Corporation and (b) 66 2/3% of the capital stock of each present and future direct and indirect first-tier foreign subsidiary owned by the borrower, subject to certain exceptions; and

•	a second priority lien on, and security interest in, substantially all of the tangible and intangible property and assets of the borrower and each guarantor, subject to agreed upon exceptions.

Covenants, Representations and Warranties. The senior secured second lien loan facility is expected to contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on liens, indebtedness, mergers and consolidations, sales of assets, investments, dividends and other distributions, repurchases of capital stock and capital expenditures. The senior secured second lien loan facility is expected to contain financial covenants, including a maximum leverage ratio and a minimum interest coverage ratio.

Events of Default. Events of default under the senior secured second lien loan facility are expected to include, among others, nonpayment of principal or interest, a material inaccuracy of representations or warranties, covenant defaults, cross-acceleration to the senior secured first lien loan facilities and cross-defaults to other indebtedness, bankruptcy and insolvency events and a change of control.

Except as described above, there are no alternative financing plans to fund the purchase of Eligible Options tendered in the offer.

10. Information Concerning Metrologic.

We are a New Jersey corporation with our principal executive offices at 90 Coles Road, Blackwood, New Jersey 08012. We were incorporated in 1969.

We are experts in optical image capture and processing solutions. We utilize our expertise to design, manufacture and market sophisticated imaging and scanning solutions serving a variety of point-of-sale, commercial and industrial applications. Our solutions utilize a broad array of laser, holographic and vision-based technologies designed to provide superior functionality and a compelling value proposition for our customers.

The majority of our sales are derived from products that scan and decode bar codes. We believe that over half of our installed base of scanners are in use in retail environments. In addition, we design and manufacture sophisticated advanced optical systems for government and commercial customers. We believe we have been able to increase our market share in our bar code scanner markets by offering products with superior performance and features at price points that are very competitive with the products offered by others and by providing superior customer service.

Our business is divided into two major segments: (a) Data Capture & Collection and (b) Industrial Automation & Optical Systems. We market our products and services on a global basis direct to end users and OEMs and through a network of distributors and VARs. We have offices in 18 countries and through these sell our products worldwide.

Additional information about Metrologic is included in filings we make with the Securities and Exchange Commission that are incorporated by reference in this offer to purchase. For information about these filings, see Section 17, “Additional Information.”

11. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options.

The directors and executive officers of Metrologic, the date they became director or executive officer, their current occupation and their material employment during the last five years, as of November 14, 2006, are as follows:

Name	Occupation or Employment
C. Harry Knowles	Mr. Knowles is the founder of Metrologic and has been Chairman of the board of directors since Metrologic’s inception and Metrologic’s interim Chief Executive Officer since May 2006. Mr. Knowles served as Chief Executive Officer from 1985 until June 2004. Mr. Knowles served as President of Metrologic from its inception through 1982 and from 1985 until February 2000. In addition, Mr. Knowles served as Chief Technical Officer with responsibility for all of Metrologic’s research and development activities from 1982 to 1985. From 1988 until June 2004, Mr. Knowles also served as a Managing Director of Metrologic Instruments GmbH. Prior to founding Metrologic, Mr. Knowles was the general manager of Westinghouse Electric Corporation’s integrated circuits division in Elkridge, Maryland. Mr. Knowles is married to Janet H. Knowles, the Vice President, Administration, Treasurer, Secretary and a director of Metrologic.

Richard C. Close	Mr. Close became a director of Metrologic in September 1999. Mr. Close was appointed Chairman of the board of directors of Adaptive Optics Associates, Inc., a former subsidiary of Metrologic, in April 2006. He is a private investor and also provides consulting and transition management services for companies in connection with merger and acquisition activities. From January 1997 until August 2000, Mr. Close served as President and General Manager of Polaroid Graphics Imaging LLC. Polaroid Graphics Imaging LLC was formerly a division of Polaroid Corporation, and is now a privately owned independent company. Mr. Close served as President and Chief Executive Officer of Computer Identics Corporation from 1993 until 1997.

Hsu Jau Nan	Mr. Hsu became a director of Metrologic in September 1999. Mr. Hsu is an owner and managing director of several manufacturing companies in Taiwan, Singapore, and China which, in the aggregate, employ over 5,000 people. From 1973 to 1983, Mr. Hsu was an Engineering Manager for General Electric’s television operations.

Janet H. Knowles	Mrs. Knowles was a director of Metrologic from 1972 to 1984 and has served as a director since 1986. Mrs. Knowles served as Vice President, Administration from 1976 to 1983 and has served in that capacity since 1984, as Treasurer since 1994 and as Secretary since March 2006. Mrs. Knowles also served as Secretary from 1984 until July 2004. Mrs. Knowles is married to C. Harry Knowles, the Chairman of the board of directors and interim Chief Executive Officer of Metrologic.

Name	Occupation or Employment

John H. Mathias	Mr. Mathias became a director of Metrologic in September 1999. Mr. Mathias currently is President of Asia Technologies, LLC, a supplier of components to high tech industries in Southeast Asia and the United States. From 1981 to 2002, he was Chairman and Chief Executive Officer of The JPM Company, a publicly traded company that manufactured wire and cable assemblies at various locations throughout the world. The JPM Company filed a chapter 11 petition in the United States Bankruptcy Court for the District of Delaware on March 1, 2002.

Stanton L. Meltzer	Mr. Meltzer has been a director of Metrologic since 1987. Mr. Meltzer is a certified public accountant and since 1964 has been a principal in the firm of Gold, Meltzer, Plasky & Wise, a professional corporation of certified public accountants, located in Moorestown, New Jersey. He has chaired conferences, lectured and taught courses to accountants throughout the United States for the American Institute of Certified Public Accountants and other professional organizations.

William Rulon-Miller	Mr. Rulon-Miller became a director of Metrologic in December 1997. Mr. Rulon-Miller joined Janney Montgomery Scott LLC in 1979 and currently serves as Senior Vice President and Director of Investment Banking. He is a director of The Penn Janney Fund, Inc., and on the Investment Committee of the Co-Investment Fund 2000 and Liberty Venture Partners, all of which are private venture capital organizations.

Michael Coluzzi	Mr. Coluzzi has served as Metrologic’s Chief Financial Officer since November 3, 2006. Prior to that, Mr. Coluzzi was Corporate Controller of Metrologic since June 1, 2006 and served as Assistant Controller from November 2003 to May 2006. From August 1998 to November 2003, Mr. Coluzzi served as associate, senior associate and then manager of PricewaterhouseCoopers.

Gregory DiNoia	Mr. DiNoia has served as Metrologic’s Vice President, North American Sales since March 2004. In January 2005, he took over responsibility for South America becoming Vice President, The Americas. Mr. DiNoia joined us in 1997 as the Midwest Account Manager and has served as a Strategic Account Manager and was promoted to Director of Strategic Retail & OEM Accounts in January 2001. Prior to joining Metrologic, he held several positions in sales and contract management.

Dale M. Fischer	Mr. Fischer has served as Metrologic’s Director of International Marketing and Sales from 1990 to 1993 and has served as Vice President, International Sales since 1994. From 1989 to 1990, Mr. Fischer was Chairman of Great Valley Corporation, a worldwide marketing and product development company. From 1967 until 1988, Mr. Fischer held several positions with TRW Electronics Component Group (“TRW”), most recently as International Marketing, Sales and Licensing Director. Mr. Fischer was responsible for marketing and sales of TRW products in more than 50 countries and was responsible for the implementation of a joint venture in Japan and the establishment of seven technology and manufacturing licenses throughout the world.

Bruce L. Harrison	Mr. Harrison has served as Metrologic’s Vice President and General Counsel since April 2006. Prior to joining Metrologic, Mr. Harrison was Senior Shareholder at the law firm of Capehart & Scatchard and was Capehart’s Managing Shareholder from 1997 through 2000. While a shareholder of Capehart, Mr. Harrison served as outside New Jersey and employment counsel for Metrologic for almost 17 years.

Name	Occupation or Employment

Mark Ryan	Mr. Ryan has served as Metrologic’s Vice President, EMEA since August 2006. Mr. Ryan served as Managing Director EMEA for Metrologic Instruments GmbH from July 2004 to August 2006. Prior to that, he was Regional Manager for Metrologic Instruments UK Ltd. from January 2000 to July 2004 and Area Manager for Metrologic Instruments GmbH (UK, Benelux and Scandinavia) from 1997 to 2000. Mr. Ryan joined Metrologic Instruments GmbH as a Channel Account Manager in 1994.

Joseph Sawitsky	Mr. Sawitsky has served as Metrologic’s Executive Vice President, Operations since April 2006. Mr. Sawitsky served as Vice President, Manufacturing from November 1999 until March 2004 and was then promoted to Senior Vice President, Manufacturing and Operations until April 2006. He joined Metrologic in 1998 as the Production Manager. After serving in the Nuclear Submarine Force, he worked at ICI Composites from 1990 to 1994 and manufactured specialty polymer materials for the aerospace and industrial markets. From 1994 to 1998 he held several positions with Zenith Electronic Corporation making consumer electronic equipment.

Mark C. Schmidt	Mr. Schmidt has served as Metrologic’s Executive Vice President, Strategic Initiatives since April 2006. Mr. Schmidt served as Vice President, Marketing from November 1999 until March 2004 and was then promoted to Senior Vice President, Marketing until April 2006. He has been employed by Metrologic since 1992. During his tenure, Mr. Schmidt has progressed from Optical Engineer to the position of POS Product Manager in 1995, and Marketing Manager in 1997.

Each of the directors and executive officers of Metrologic is a citizen of the United States, except Mr. Hsu, who is a citizen of Singapore, and Mr. Ryan, who is a citizen of Great Britain, and has his or her principal business address and telephone at c/o Metrologic Instruments, Inc., 90 Coles Road, Blackwood, New Jersey 08012, (856) 228-8100.

During the past five years, none of Metrologic or our executive officers, directors or controlling persons has been convicted in a criminal proceeding (other than traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining that person or entity from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The following table sets forth certain information regarding the beneficial ownership of Metrologic’s common stock as of October 31, 2006 by (i) each of Metrologic’s directors; (ii) each named executive officer of Metrologic; and (iii) all executive officers and directors of Metrologic as a group. The address of each of the named executive officers and directors in the table below is set forth above.

	Shares Beneficially Owned(1)
Name of Beneficial Owner	Number		Percent
Benny A. Noens(2)	25,608		*
Richard C. Close	32,294	(3)	*
Gregory DiNoia	14,460	(4)	*
Dale M. Fischer	21,039	(5)	*
C. Harry Knowles	9,236,161	(6)	40.0%
Janet H. Knowles	9,236,161	(7)	40.0%
John H. Mathias	28,790	(8)	*
Stanton L. Meltzer	17,291	(9)	*
Hsu Jau Nan	87,290	(10)	*
William Rulon-Miller	24,140	(11)	*
Mark Ryan	5,860	(12)	*
Joseph Sawitsky	13,750	(13)	*
Mark Schmidt	29,123	(14)	*
Jeffrey Yorsz(15)	12,750	(16)	*
Frank C. Zirnkilton, Jr.(17)	—		—
All directors and executive officers as a group (17 persons)	9,566,256	(18)	41.0%

*	Less than 1%.
(1)	For purposes of calculating the number and percentage of shares beneficially owned, the number of shares of common stock deemed outstanding consists of 22,858,443, including restricted stock and stock purchased pursuant to our Employee Stock Purchase Plan, plus the number of shares underlying options and warrants held by the named person that are exercisable within 60 days of October 31, 2006. Unless otherwise indicated, each person has sole voting power with respect to shares shown as beneficially owned by such person.
(2)	Mr. Noens resigned from the Company effective July 1, 2006.
(3)	Includes 32,294 shares of common stock subject to options that are exercisable or will become exercisable within 60 days of October 31, 2006.
(4)	Includes 11,860 shares of common stock subject to options that are exercisable or will become exercisable within 60 days of October 31, 2006.
(5)	Includes 5,860 shares of common stock subject to options that are exercisable or will become exercisable within 60 days of October 31, 2006.
(6)	Includes 195,000 shares of common stock subject to a warrant held by Mr. and Mrs. Knowles that is currently fully exercisable, 7,290 shares of common stock subject to options held by each of Mr. and Mrs. Knowles that are exercisable or will become exercisable within 60 days of October 31, 2006, and 5,550,651 shares of common stock held by several charitable entities and trusts for which Mr. or Mrs. Knowles, or both, serve as officers or trustees and, as such, have or share voting power and investment power over such shares and may accordingly be deemed to beneficially own such shares.
(7)	Includes 5,550,651 shares of common stock held by several charitable entities and trusts for which Mr. or Mrs. Knowles, or both, serve as officers or trustees and, as such, have or share voting power and investment power over such shares and may accordingly be deemed to beneficially own such shares. Also includes 195,000 shares of common stock subject to a warrant held by Mr. and Mrs. Knowles that is currently fully exercisable and 7,290 shares of common stock subject to options held by each of Mr. and Mrs. Knowles that are exercisable or will become exercisable within 60 days of October 31, 2006. Mrs. Knowles, Vice President, Administration and Treasurer of the Company, is the wife of C. Harry Knowles, and therefore, may be deemed to have shared voting and investment power with respect to all other shares beneficially owned by Mr. Knowles.

(8)	Includes 27,290 shares of common stock subject to options that are exercisable or will become exercisable within 60 days of October 31, 2006
(9)	Includes 13,290 shares of common stock subject to options that are exercisable or will become exercisable within 60 days of October 31, 2006.
(10)	Includes 63,290 shares of common stock subject to options that are exercisable or will become exercisable within 60 days of October 31, 2006.
(11)	Includes 16,040 shares of common stock subject to options that are exercisable or will become exercisable within 60 days of October 31, 2006.
(12)	Includes 5,860 shares of common stock subject to options that are or will become exercisable within 60 days of October 31, 2006.
(13)	Includes 13,750 shares of common stock subject to options that are exercisable or will become exercisable within 60 days of October 31, 2006.
(14)	Includes 25,750 shares of common stock subject to options that are exercisable or will become exercisable within 60 days of October 31, 2006.
(15)	Mr. Yorsz ceased to be an executive officer of Metrologic effective October 1, 2006 due to the sale of AOA.
(16)	Includes 12,750 shares of common stock subject to options that are exercisable or will become exercisable within 60 days of October 31, 2006.
(17)	Mr. Zirnkilton resigned as an executive officer of Metrologic effective August 31, 2006.
(18)	Includes 258,364 shares of common stock subject to options that are exercisable or will become exercisable within 60 days of October 31, 2006 and 195,000 shares of common stock subject to a warrant that is currently exercisable.

The following table describes persons known to have beneficial ownership of more than 5% of Metrologic’s common stock at October 31, 2006. Our knowledge (except as noted below) is based on reports filed with the Securities and Exchange Commission by each person or entity listed below. Beneficial ownership refers to shares that are held directly or indirectly by the owner. No other classes of stock are outstanding.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class(1)
C. Harry Knowles 425 E. Linden Street Moorestown, NJ 08057	9,236,161	(2)	40.0%

Janet H. Knowles 425 E. Linden Street Moorestown, NJ 08057	9,236,161	(3)	40.0%

Knowles Science Teaching Foundation 1000 North Church Street Moorestown, NJ 08057	4,049,460	(4)	17.7%

Burgundy Asset Management Ltd. 181 Bay Street Suite 4510 Bay Wellington Tower Toronto, Ontario Canada M5J 2T3	1,973,900	(5)	8.6%

Elliott Associates, L.P. 712 Fifth Avenue New York, NY 10019	681,553	(6)	3.0%

Elliott International, L.P. 712 Fifth Avenue New York, NY 10019	1,022,332	(6)	4.5%

Reich & Tang Asset Management, LLC 600 Fifth Avenue New York, NY 10020	1,145,000	(7)	5.0%

(1)	For purposes of calculating the number and percentage of shares beneficially owned, the number of shares of common stock deemed outstanding consists of 22,858,443, including restricted stock and stock purchased pursuant to our Employee Stock Purchase Plan, plus the number of shares underlying options and warrants held by the named person that are exercisable within 60 days of October 31, 2006. Unless otherwise indicated, each person has sole voting power with respect to shares shown as beneficially owned by such person.
(2)	Includes 195,000 shares of common stock subject to a warrant held by Mr. and Mrs. Knowles that is currently fully exercisable, 7,290 shares of common stock subject to options held by Mr. and Mrs. Knowles that are exercisable or will become exercisable within 60 days of October 31, 2006, and 5,550,651 shares of common stock held by several charitable entities and trusts for which Mr. or Mrs. Knowles, or both, serve as officers or trustees and, as such, have or share voting power and investment power over such shares and may accordingly be deemed to beneficially own such shares.
(3)

Includes 5,550,651 shares of common stock held by several charitable entities and trusts for which Mr. or Mrs. Knowles, or both, serve as officers or trustees and, as such, have or share voting power and investment power over such shares and may accordingly be deemed to beneficially own such shares. Also includes 195,000 shares of common stock subject to a warrant held by Mr. and Mrs. Knowles that is currently fully exercisable and 7,290 shares of common stock subject to options held by each of Mr. and Mrs. Knowles that are exercisable or will become exercisable within 60 days of October 31, 2006. Mrs. Knowles, Vice

President, Administration and Treasurer of the Company, is the wife of C. Harry Knowles, and therefore, may be deemed to have shared voting and investment power with respect to all other shares beneficially owned by Mr. Knowles.

(4)	Mr. and Mrs. Knowles share voting power and investment power over these shares. The information provided for the Knowles Science Teaching Foundation is based in part on a Form 4 filed by it on March 31, 2006.
(5)	Burgundy Asset Management has sole voting power and sole dispositive power over all shares reported as beneficially owned by it. The information provided for Burgundy Asset Management is based on a Schedule 13G filed by it on February 1, 2006.
(6)	Elliott Associates, L.P. has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it. Elliott International, L.P. has the shared power with Elliott International Capital Advisors, Inc. to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International, L.P. The information provided for Elliott Associates, L.P. and Elliott International, L.P. is based on an Amendment No. 1 to a Schedule 13D filed by it on September 13, 2006. Elliott Associates, L.P. and Elliott International, L.P. are under common management and may be deemed to be acting as a group (as such term is defined in the Exchange Act) with respect to shares of our common stock.
(7)	Reich & Tang Asset Management, LLC has shared voting power and shared dispositive power over all shares reported as beneficially owned by it. The information provided for Reich & Tang Asset Management, LLC is based on a Scheduled 13G filed by it on August 24, 2006.

None of Meteor Holding Corporation, Meteor Merger Corporation nor the directors and officers of such entities own shares of Metrologic as of the date hereof. However, as a result of the voting provisions set forth in the contribution and voting agreements, Meteor Holding Corporation and Meteor Merger Corporation may be deemed to beneficially own each of the shares indicated as beneficially owned by C. Harry Knowles, Elliott Associates, L.P. and Elliott International, L.P. in the above table. Meteor Holding Corporation and Meteor Merger Corporation are not entitled to any rights as a shareholder of Metrologic, and Meteor Holding Corporation, Meteor Merger Corporation and their officers, directors and stockholders disclaim beneficial ownership of the shares of common stock which are beneficially owned by C. Harry Knowles, Elliott Associates, L.P. and Elliott International, L.P.

The following table sets forth the aggregate number of Eligible Options held by each of our current directors and executive officers as of November 14, 2006 that is an Eligible Employee, each of whom may participate in this offer:

	Eligible Options		Amount to be Received in Exchange for Eligible Options
Name	Number	Percent
Richard C. Close	25,004	4.9%	$417,884
Gregory DiNoia	6,000	1.2%	$102,120
John H. Mathias	20,000	3.9%	$340,400
Stanton Meltzer	6,000	1.2%	$102,120
Hsu Jau Nan	56,000	11.0%	$906,820
William Rulon-Miller	8,750	1.7%	$146,390
Mark C. Schmidt	12,000	2.4%	$204,240

None of our other current directors or executive officers hold Eligible Options.

Except for the charitable donation by Mr. Meltzer of 2,500 shares of Metrologic Common Stock, there were no transactions in our Eligible Options or Metrologic common stock by us or any of our subsidiaries, any of our directors or executive officers or the directors or executive officers of any of our subsidiaries, or any person known by us to be the beneficial owner of more than five percent of our outstanding shares of Metrologic common stock within the 60 days before the commencement of this offer.

Pursuant to the terms of the contribution and voting agreement among Meteor Holding Corporation, C. Harry Knowles and his related parties, including trusts for the benefit of family members of Mr. and Mrs. Knowles, which we refer to collectively as the Knowles Parties, Mr. Knowles will contribute 1,571,320 shares of our common stock that he beneficially owns to Meteor Holding Corporation immediately prior to the closing of the merger in exchange for approximately 15% of the junior preferred stock and approximately 15% of the common stock of Meteor Holding Corporation. The number of shares of our common stock contributed by Mr. Knowles, and the number of shares of junior preferred stock and common stock of Meteor Holding Corporation issued in exchange therefor, will be adjusted as appropriate to allow Mr. Knowles to own 15% of the outstanding shares of junior preferred stock and 15% of the outstanding shares of common stock of Meteor Holding Corporation immediately following the closing of the merger. All other shares of our common stock beneficially owned by the Knowles Parties will be converted into the right to receive the $18.50 per share cash consideration payable to our shareholders in the merger.

In connection with the closing of the merger, Mr. Knowles will enter into an agreement with Meteor Holding Corporation and the Francisco Partners Investor pursuant to which Mr. Knowles will have the one-time right to cause Meteor Holding Corporation to repurchase all of the shares of junior preferred stock and common stock issued to him pursuant to the contribution and voting agreement upon the first to occur of the following, which we refer to as the trigger event: Mr. Knowles’ removal as the chief executive officer or a director of Meteor Holding Corporation by the board of directors; the appointment of a new chief executive officer if Mr. Knowles votes against the appointment; the appointment or election of an independent director if Mr. Knowles, or any transferee of his shares, votes against the appointment; and Mr. Knowles’ death. The purchase price for such shares will be the cost of the shares if the trigger event occurs during the first year following the closing, or the lesser of cost or fair market value of the shares if the trigger event occurs thereafter. The foregoing put right can only be exercised once and will expire if unexercised by Mr. Knowles upon the earliest to occur of (i) 90 days following the trigger event, (ii) the closing of an initial public offering involving the common stock of Meteor Holding Corporation, (iii) a sale of Meteor Holding Corporation and (iv) the third anniversary of the closing date of the merger. In the event Mr. Knowles exercises the put right, the Francisco Partners Investor has agreed to repurchase Mr. Knowles’ shares in the event Meteor Holding Corporation is unable to fulfill its repurchase obligations for a period of 90 days for certain reasons, including if the purchase would violate applicable law or the terms of its outstanding indebtedness.

Voting Arrangements. Pursuant to the terms of the contribution and voting agreement among Meteor Holding Corporation and the Knowles Parties, the Knowles Parties agreed to vote or cause to be voted all shares of our common stock beneficially owned by them in favor of the approval of the merger agreement and against any alternative proposal to acquire us and not to sell, transfer, grant any proxies, enter into any voting agreement or otherwise dispose of such shares. The Knowles Parties own approximately 39.8% of the outstanding shares of our common stock. In the event that the merger agreement is terminated under certain circumstances, the Knowles Parties have agreed, with respect to shares of our common stock owned by the Knowles Parties amounting to 35% of the total outstanding shares, to vote such shares against any alternative proposal to acquire us and to be subject to certain restrictions on transfer of such shares, in each case for a period of up to 10 months.

Expense Reimbursement. Pursuant to the terms of the contribution and voting agreement among Meteor Holding Corporation and the Knowles Parties, Meteor Holding Corporation agreed to reimburse the Knowles Parties for their reasonable out-of-pocket expenses in connection with the transactions contemplated by the agreement, unless Mr. Knowles fails to contribute his shares of Metrologic common stock as required by the terms of the agreement.

Stockholders Agreement and Post-Closing Governance. Meteor Holding Corporation, FP-Metrologic, LLC and the Rollover Investors, who we refer to collectively as the Investor Group, will enter into a stockholders agreement in connection with the closing of the merger, which we refer to in this Offer to Purchase as the stockholders agreement. Pursuant to the terms of the stockholders agreement, Mr. Knowles and his permitted transferees will have the right to:

•	designate one member of the board of directors of Meteor Holding Corporation following the closing of the merger;

•	acquire their pro rata share of additional shares of equity securities issued by Meteor Holding Corporation, subject to certain exceptions;

•	participate on a pro rata basis in sales of equity securities of Meteor Holding Corporation by the Francisco Partners Investor and its permitted transferees; and

•	cause Meteor Holding Corporation to register shares of common stock held by them under certain circumstances.

In addition, Mr. Knowles and his permitted transferees will be subject to certain restrictions on the transfer of shares of capital stock of Meteor Holding Corporation, and may be compelled to sell the shares of capital stock of Meteor Holding Corporation held by them in certain sales effected by the Francisco Partners Investor and its permitted transferees. The rights of Mr. Knowles and his permitted transferees to elect directors, participate in subsequent equity issuances and sales, and cause Meteor Holding Corporation to effect the registration of their shares will generally expire at such time as their ownership of capital stock of Meteor Holding Corporation, calculated on an as-converted to common stock basis, is less than five percent.

Employment Arrangements. Pursuant to a letter agreement to be entered into by and between Meteor Holding Corporation and C. Harry Knowles, Mr. Knowles will serve as the initial Chief Executive Officer of Meteor Holding Corporation following the merger. Mr. Knowles will receive an annual base salary of $350,000 together with certain fringe benefits, and he will be eligible to participate in all employee benefit plans, policies and arrangements. In addition, Meteor Holding Corporation will provide Mr. Knowles and his wife, Janet H. Knowles, with medical insurance coverage commensurate with the medical insurance coverage provided to each of them as of September 12, 2006 for the remainder of each of their lives whether or not Mr. or Mrs. Knowles remains employed by Meteor Holding Corporation.

Advisory Fee Arrangements. Francisco Partners Management, LLC will enter into an advisory agreement with Meteor Holding Corporation in connection with the consummation of the merger pursuant to which Meteor Holding Corporation will agree to pay Francisco Partners Management, LLC a $12.0 million fee upon the successful consummation of the merger, and a quarterly fee equal to the greater of (i) $375,000 or (ii) 0.1625% of the consolidated revenue of Meteor Holding Corporation and its subsidiaries for the last twelve months preceding the quarterly payment, as consideration for ongoing advisory services to be provided to Meteor Holding Corporation following the consummation of the merger. In connection with the entry into the contribution and voting agreement by the Knowles Parties, Francisco Partners Management, LLC entered into a letter agreement with Mr. Knowles that provides for the payment to Mr. Knowles of a portion of the quarterly advisory fee paid to Francisco Partners Management, LLC or its assignee, any similar fees payable to Francisco Partners Management, LLC or its affiliates and any fees payable to Francisco Partners Management, LLC or its affiliate in connection with a merger, asset sale, recapitalization, sale of securities or similar transaction involving Meteor Holding Corporation or its subsidiaries (other than in connection with an acquisition of another company), in each case based on his percentage ownership of Meteor Holding Corporation relative to the aggregate ownership of the Investor Group. Mr. Knowles is not entitled to receive any portion of the $12.0 million fee payable to Francisco Partners Management, LLC upon the consummation of the merger.

For additional information regarding the contribution and voting agreement and all other agreements, arrangements and understandings with respect to any of our securities involving any of our executive officers and directors with respect to the merger, you should read the sections of our preliminary proxy statement regarding the merger agreement and other related agreements and the interests certain persons in the merger filed with the SEC on November 9, 2006, which are incorporated by reference into this offer to purchase, and our other filings with the Commission that are incorporated by reference into this offer to purchase. See Section 17, “Additional Information.”

Except as otherwise described above, neither Metrologic nor, to Metrologic’s knowledge, any of its executive officers or directors is a party to any agreement, arrangement or understanding with respect to any of Metrologic’s securities, including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

12. Status of Eligible Options Cancelled by Us in this Offer; Accounting Consequences of this Offer.

Eligible Options properly tendered in this offer will be cancelled. All of the Eligible Options are vested.

13. Legal Matters; Regulatory Approvals.

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by the purchase and cancellation of Eligible Options in exchange for the cash payment contemplated by this offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the cancellation of our options as contemplated herein. Should any such approval or other action be required, we contemplate that we will seek such approval or take such other action. We are unable to predict whether we may determine that we are required to delay the acceptance of Eligible Options tendered for cancellation in exchange for the cash payment contemplated by this offer pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under this offer is subject to the satisfaction or waiver of the conditions described in Section 7.

14. Material U.S. Federal Income Tax Consequences.

The following is a general summary of the material U.S. federal income tax consequences of the tender of Eligible Options in exchange for the cash payment contemplated by this offer. This discussion is based on the Internal Revenue Code, its legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof as of the date of this offer, all of which are subject to change, possibly on a retroactive basis. The U.S. federal tax laws may change and the federal, state and local tax consequences for each employee will depend upon that employee’s individual circumstances. This summary does not discuss all of the tax consequences such as state and local income taxes that may be relevant to you in light of your particular circumstances, nor is it intended to apply in all respects to all categories of option holders. If you are a citizen or a resident of the United States, but are also subject to the tax laws of another country, you should be aware that there might be other tax and social insurance consequences that may apply to you. We strongly recommend that you consult with your own advisors to discuss the consequences to you of this transaction.

If you tender your Eligible Options for cash in this offer, the cash you receive will be taxed as supplemental compensation income in the year received. Such income will be subject to withholding of income, FICA and Medicare taxes, and other applicable employment taxes. Such withholding will generally be at the same rate as is applicable to your bonus and other stock compensation income. To the extent that you recognize compensation income, we would generally be entitled to a corresponding federal income tax deduction. Any applicable withholding taxes or charges on the cash you are entitled to receive in exchange for the purchase of your Eligible Options will be paid to the appropriate tax authority, as required or permitted. Other deductions you may have elected, such as for our 401(k) Plan, will not be made from this payment. Any Eligible Options that you elect to tender for cash in this offer will not be eligible for the favorable tax treatment accorded to incentive stock options under the Internal Revenue Code.

If you do not tender your Eligible Options in this offer, you will not have any current tax consequence as a result of this offer.

For holders of Eligible Options residing outside of the United States, please see the summary of the tax consequences and the withholding and reporting obligations provided for Singapore and China in Appendix A and B, respectively, to this offer to purchase.

WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF PARTICIPATING IN THIS OFFER.

15. Extension of this Offer; Termination; Amendment.

We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 7 has occurred or is deemed by us to have occurred, to extend the expiration date and thereby delay the acceptance of any Eligible Options tendered in this offer by giving oral, written or electronic notice of such extension to the holders of Eligible Options.

We also expressly reserve the right, in our reasonable judgment, prior to the expiration date, to terminate or amend this offer and to postpone our acceptance and cancellation of any tendered options if any of the conditions specified in Section 7 have not been satisfied, by giving oral, written or electronic notice of such termination or postponement to the holders of Eligible Options. As mentioned above, this offer will terminate, without any further action on our part, if the merger agreement among Metrologic, Meteor Holding Corporation and Meteor Merger Corporation is terminated. Notwithstanding the foregoing, we will pay the consideration offered or return the options promptly after termination or withdrawal of this offer.

Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Section 7 has occurred or is deemed by us to have occurred, to amend this offer in any respect.

Amendments to this offer may be made at any time and from time to time. In the case of an extension, the extension must be announced no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced expiration date. Any amendment of this offer will be disseminated promptly to option holders in a manner reasonably designed to inform option holders of such change. Without limiting the manner in which we may choose to disseminate any amendment of this offer, except as required by law, we have no obligation to publish, advertise or otherwise communicate any such amendment.

If we materially change the terms of this offer or the information concerning this offer, or if we waive a material condition of this offer, we will extend the expiration date if and to the extent required by law. Except for a change in price or a change in percentage of securities sought, the amount of time by which we will extend the expiration date following a material change in the term of this offer or information concerning this offer will depend on the facts and circumstances, including the relative materiality of such terms or information. If we increase or decrease the amount of consideration offered for the Eligible Options and the offer is scheduled to expire at any time earlier than the tenth business day from and including the date that notice of any such increase or decrease is first published, sent or given in the manner specified in this Section 15, we will extend the offer until the end of the tenth business day following such notice.

16. Fees and Expenses.

We will not pay any fees or commissions to any broker, dealer or other person for soliciting the tender of Eligible Options pursuant to this offer.

17. Additional Information.

We have filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO, referred to as the “Schedule TO,” under the Securities Exchange Act of 1934, which includes the information contained in this offer to purchase and other information relating to this offer. This offer to purchase does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We therefore recommend that you review the Schedule TO, including its exhibits, before making a decision on whether to participate in this offer.

In addition to the Schedule TO, we are required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the Schedule TO and any reports, proxy statements or other information that we file with the Securities and Exchange Commission at the following location of the Securities and Exchange Commission:

Public Reference Room

100 F Street, N.E.

Room 1580

Washington, D.C. 20549

Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Our public filings are also available to the public from document retrieval services, the Internet website maintained by the Securities and Exchange Commission at www.sec.gov and at www.metrologic.com.

The Securities and Exchange Commission allows us to incorporate by reference information into this offer to purchase. This means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be part of this offer to purchase. Metrologic incorporates by reference into this offer to purchase the following documents filed by it with the Securities and Exchange Commission under the Securities Exchange Act of 1934:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 15, 2006;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 as filed on November 8, 2006;

•	our Current Reports on Form 8-K filed on April 17, 2006, April 26, 2006, as amended on May 3, 2006, May 15, 2006, June 20, 2006, July 18, 2006, September 5, 2006, September 12, 2006, September 13, 2006, September 15, 2006, September 21, 2006, September 21, 2006, September 29, 2006, October 6, 2006, as amended on November 21, 2006, October 26, 2006, November 7, 2006, November 8, 2006, November 15, 2006 and November 21, 2006;

•	our preliminary proxy statement filed on November 9, 2006; and

•	our Tender Offer Statement on Schedule TO filed on November 21, 2006.

However, we are not incorporating any information furnished under Item 2.02 and Item 9.01 of our current reports on Form 8-K filed with the Securities and Exchange Commission.

We will file an amendment to the Schedule TO to incorporate by reference into this offer to purchase all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this offer to purchase and prior to the expiration date to the extent necessary to comply with applicable securities laws. Any statement contained in a document incorporated by reference in this offer to purchase shall be deemed to be modified or superseded for purposes of this offer to purchase to the extent that a statement contained in this offer to purchase or in any subsequently filed document incorporated by reference in this offer to purchase modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this offer to purchase.

We will also provide without charge to each person to whom this offer to purchase is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you (including this offer to purchase and the election form and withdrawal form) or which are incorporated by reference in this offer to purchase, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

Jacqueline Snider

Legal Department

Metrologic Instruments, Inc.

90 Coles Road

Blackwood, New Jersey 08012

You may also make a request to Jacqueline Snider in the Legal Department by telephone at (856) 228-8100 between the hours of 9:00 a.m. and 5:00 p.m., Eastern Time, Monday through Friday.

The information contained in this offer to purchase should be read together with the information contained in the documents to which we have referred you and which are incorporated by reference in this offer to purchase.

This offer to purchase is not a solicitation of a proxy from any security holder of Metrologic. In connection with the proposed merger, Metrologic filed a preliminary proxy statement with the Securities and Exchange Commission on November 9, 2006. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement and other documents filed by Metrologic at the Securities and Exchange Commission’s website at www.sec.gov. The proxy statement and other relevant documents may also be obtained for free from Metrologic by directing such request to Metrologic Instruments, Inc., Investor Relations, 90 Coles Road, Blackwood, New Jersey 08012, USA, telephone: (856) 228-8100.

Metrologic and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the proposed merger. Information regarding such persons and their interests in the merger is included in Metrologic’s proxy statement filed with the Securities and Exchange Commission on November 9, 2006.

18. Financial Information.

Our full financial statements as included in our annual report on Form 10-K for our fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 15, 2006 in the sections titled “Financial Statements and Supplementary Data” and “Exhibits and Financial Statement Schedules,” as modified to reflect the reclassification of continuing and discontinued operations set forth in our current report on Form 8-K filed on November 21, 2006, and our Quarterly Report on Form 10-Q for our quarter ended September 30, 2006, filed with the Securities and Exchange Commission on November 8, 2006, in the section titled “Item 1. Financial Statements,” are incorporated by reference in this offer to purchase. Such financial information may be obtained by accessing our public filings with the Securities and Exchange Commission by following the instructions in Section 17 of this offer to purchase. Historical results are not necessarily indicative of the results to be expected in the future.

The summary financial information presented below is derived from our consolidated financial statements and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated statements and related notes included in the periodic reports mentioned above.

	Year Ended December 31,					Nine Months Ended September 30,
	2001(2)(3)	2002(3)	2003(4)	2004(5)	2005(6)	2005	2006
	(unaudited, in thousands, except per share data)
Statement of Operations Data:(1)
Sales	$87,751	$94,289	$118,198	$149,735	$178,375	$126,350	$158,083
Cost of sales	67,245	60,061	65,214	75,631	94,593	66,033	89,763

Gross profit	20,506	34,228	52,984	74,104	83,782	60,317	68,320
Selling, general and administrative expenses	26,681	26,168	28,678	39,667	57,843	32,402	46,147
Research and development expenses	5,355	5,525	5,427	6,616	7,454	5,750	7,563

Operating income (loss)	(11,530)	2,535	18,879	27,821	18,485	22,165	14,610
Other income (expenses)	(2,507)	(1,830)	1,097	2,161	1,884	1,528	1,112

Income (loss) from continuing operations before provision for income taxes	(14,037)	705	19,976	29,982	20,369	23,693	15,722
Provision (benefit) for income taxes from continuing operations	(5,373)	218	6,717	9,707	4,113	8,532	5,382

Income (loss) from continuing operations	(8,664)	487	13,259	20,275	16,256	15,161	10,340
Income from discontinued operation net of income taxes	887	1,188	622	2,405	1,557	1,093	2,013

Net income (loss)	$(7,777)	$1,675	$13,881	$22,680	$17,813	$16,254	$12,353

Basic earnings (loss) per Share:(7)
Earnings (loss) from continuing operations	$(0.52)	$0.03	$0.75	$0.95	$0.73	$0.69	$0.46
Earnings from discontinued operation	0.05	0.07	0.04	0.11	0.07	0.05	0.09

	$(0.47)	$0.10	$0.79	$1.06	$0.80	$0.74	$0.55

Diluted earnings (loss) per Share:(7)
Earnings (loss) from continuing operations	$(0.52)	$0.03	$0.69	$0.89	$0.70	$0.65	$0.44
Earnings from discontinued operation	0.05	0.07	0.03	0.10	0.07	0.05	0.09

	$(0.47)	$0.10	$0.72	$0.99	$0.77	$0.70	$0.53

Weighted average number of outstanding common shares and equivalents:(7)
Basic	16,373	16,400	17,597	21,472	22,129	22,082	22,518

Diluted	16,373	16,471	19,383	22,974	23,113	23,101	23,144

	As of December 31,					As of September 30, 2006
	2001	2002	2003	2004	2005
						(Unaudited)
	(in thousands, except per share data)
Balance Sheet Data:
Cash and cash equivalents	$557	$1,202	$16,242	$36,340	$49,463	$44,809
Marketable securities			$32,575	$28,375	$24,475	$27,732
Working capital	$20,606	$13,407	$74,112	$83,318	$92,283	$131,503
Total assets	$85,773	$74,579	$139,900	$192,527	$226,182	$235,517
Long-term debt	$27,465	$14,431	$320	$2,015	$3	$3
Total debt	$40,731	$21,486	$5,527	$18,280	$18,436	$15,977
Total shareholders’ equity	$26,261	$29,471	$107,608	$138,016	$160,290	$181,521
Book value per share(8)	$1.60	$1.80	$5.17	$6.34	$7.18	$7.97

(1)	On January 8, 2001, we completed the acquisition of AOA. On October 2, 2006, we completed the sale of AOA and our results as presented under Statements of Operations Data include AOA as a discontinued operation for all current and prior periods.

(2)	During the year ended December 31, 2001, cost of sales included special charges and other costs of $10.0 million that are not expected to recur in subsequent periods.
(3)	On January 1, 2002, we adopted FAS 142 and discontinued the amortization of goodwill. The effect of this goodwill amortization increased the 2001 net loss per common share by $0.05 per share.
(4)	During the year ended December 31, 2003, we recorded a gain of $2.2 million on the early extinguishment of debt and expenses of $463 incurred in connection with our efforts to refinance our bank debt.
(5)	On September 24, 2004, we acquired Omniplanar, Inc. and our results of operations include the results of operations of Omniplanar, Inc. from that date forward.
(6)	During the year ended December 31, 2005, selling, general and administrative costs includes a charge of $12.6 million related to the Symbol litigation contingency.
(7)	Weighted average number of common shares and per share amounts for 2001 and 2002 have been restated to reflect the 2003 stock splits.
(8)	The number of common shares for 2001 and 2002 used in the book value per share calculation have been restated to reflect the 2003 stock splits.

19. Miscellaneous.

We are not aware of any jurisdiction where the implementation of this offer violates applicable law. If we become aware of any jurisdiction where the implementation of this offer violates applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, this offer will not be made to, nor will tenders of Eligible Options be accepted from or on behalf of, the option holders residing in such jurisdiction.

Metrologic Instruments, Inc.	November21, 2006

Appendix A

A Guide to Issues in Singapore

The following is a summary of some of the tax issues arising under the current tax laws in Singapore and is not intended to be and does not constitute legal or tax advice. While this summary is considered to be a correct interpretation of existing laws in force, no assurance can be given that courts or fiscal authorities responsible for the administration of such laws will agree with this interpretation or that changes in such laws will not occur. The summary is limited to a general description of certain tax consequences in Singapore with respect to this offer and does not purport to be a comprehensive nor exhaustive description of all of the tax considerations that may be relevant to a decision to participate in this offer. Prospective participants of this offer should consult their tax and legal advisors regarding Singapore tax and other tax consequences of taking or not taking any action concerning their Eligible Options under this offer. It is emphasized that neither Metrologic, its directors nor any other persons involved in this offer accepts responsibility for any tax effects or liabilities resulting from this offer.

General

Income that is accrued in or derived from Singapore is subject to tax, regardless of where it is paid. In addition, for years of assessment 2004 and earlier (i.e. income years 2003 and earlier) income derived from outside Singapore will be taxed if it is received in Singapore by tax residents. However, with effect from the year of assessment 2005 (i.e. income year 2004), foreign sourced income will not be taxed if it is received by a tax resident individual.

An individual is a tax resident in Singapore in a year of assessment if, in the preceding year, he or she was physically present in Singapore or exercised an employment in Singapore (other than as a director of a company) for 183 days or more, or if he or she resides in Singapore. For income year 2006, a tax resident is subject to income tax at progressive rates from 0% to a maximum rate of 20%.

Cancellation of Eligible Options

Any gains or profits, directly or indirectly, derived by any individual from a right or benefit granted on or after 1st January 2003 to acquire shares in any company shall, where the right or benefit is obtained by that person by reason of any office or employment held by him or her, be deemed to be income chargeable to tax as gains or profits from employment, accruing at such time and of such amount as determined at the time where the right or benefit is exercised, assigned, released or acquired. The taxable amount is the difference between the fair market value of the shares at the time when the right or benefit is exercised, assigned, released or acquired less the price paid by the person. Accordingly, you will be subject to income tax on the amount you receive from the cancellation of the Eligible Options granted to you. If the Eligible Options were granted prior to the Singapore employment, the gains derived from the cancellation will not be taxed.

Your employer in Singapore is obliged to declare the taxable income derived from the cancellation of the Eligible Options in the Return of Employee’s Remuneration (Form IR8A and appendices) which will be issued to you by 1st March of the year following the year in which the income is recognized. You are required to submit the Form IR8A and appendices together with your annual tax return to the Singapore tax authorities before the filing deadline. Alternatively, your employer can electronically submit the Form IR8A and appendices directly to the tax authorities. Your employer is not required to withhold any income tax incurred from the cancellation of the Eligible Options granted to you unless it constitutes payment of remuneration to a non-resident director. You are responsible for paying all applicable taxes to the tax authorities on time.

Data Privacy Consent

By submitting an election to cancel your Eligible Options or, thereafter, by submitting a withdrawal of your election to cancel your Eligible Options, in writing or electronically, you voluntarily, expressly, and

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unequivocally consent to and authorize the collection, processing (including, but not limited to, the registration, organization, adaptation, recordation, disclosure, including to third parties, modification, extraction, consultation, dissemination, blocking, deletion, destruction, use, storage or in any other manner putting together or combining, of such personal data), and transfer of your personal data,

•	including, to the extent possible under applicable law, your sensitive personal data,

•	in any jurisdiction,

•	by and among us, our subsidiaries or third parties, or by and among our authorized personnel, authorized personnel in our subsidiaries or third parties,

•	that is necessary and for as long as necessary, and

•	for the exclusive purposes of implementing, administering or managing your participation in this offer.

You may request a list with the name and address of any potential recipients of your personal data. In addition, you may request a translation of this consent, where such translation is required under the applicable law. You may, at any time, review the personal data, request additional storage and processing of the personal data, require any necessary update or correction to the personal data, or withdraw your consent in writing by contacting us or our relevant subsidiary. Please note that the withdrawal of your consent may affect our ability to administer your participation in this offer.

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Appendix B

A Guide to Issues in China

The following is a summary of some of the tax issues arising under the current individual income tax laws in China and is not intended to be and does not constitute legal or tax advice. While this summary is considered to be a correct interpretation of existing laws in force, no assurance can be given that courts or fiscal authorities responsible for the administration of such laws will agree with this interpretation or that changes in such laws will not occur. The summary is limited to a general description of certain tax consequences in China with respect to this offer and does not purport to be a comprehensive nor exhaustive description of all of the tax considerations that may be relevant to a decision to participate in this offer. Prospective participants of this offer should consult their tax and legal advisors regarding Chinese tax and other tax consequences of taking or not taking any action concerning their Eligible Options under this offer. It is emphasized that neither Metrologic, its directors nor any other persons involved in this offer accepts responsibility for any tax effects or liabilities resulting from this offer.

PRC tax residents are subject to PRC Individual Income Tax (“IIT”) on both China-sourced income and non-China-sourced income, subject to certain exceptions.

Stock option exercise gains received by PRC tax residents are subject to IIT as compensation income at the rates applicable to the individuals’ personal situation. The capital gain derived from sales of shares is subject to IIT at a flat rate of 20%. Only PRC nationals and foreigners who stay in China over five consecutive years are subject to IIT on capital gains in China.

There are no specific tax regulations/rules in China regarding the IIT treatment of the re-purchase of stock options from employees. Therefore, the local practice may vary from location to location in China. The amount of taxable income will depend on the assessment of the competent tax bureau which is in charge of the local Metrologic entity in China.

If the tax bureau deems that the cash income received by the Eligible Employees is from the one-step transaction which is the sale of the options, and the transaction is related to the employment by the company, the cash income [i.e., ($18.50 - exercise price) x number of options] will be taxed as compensation income at a tax rate ranging from 5% to 45% based on individual’s salary level.

However, under the current IIT laws and regulations, the tax bureau may deem the re-purchase of stock options as a two-step transaction (i.e., stock option same-day sale). Step one is that all the options will be vested and immediately exercised on the same day once the Eligible Employee accepts the offer. Step two is that the Eligible Employee will sell the stock to the company at a price of $18.50 per share on the same day. If this is the case, in step one, the taxable income is the difference between the exercise price and fair market value (“FMV”) on the sale day times the number of shares. This income will be taxed as compensation income. In step two, the difference between $18.50 and the FMV on the exercise day times the number of shares will be the taxable income. This income will be taxed as capital gain at a flat rate of 20%. Please note that a foreigner who stays in China for less than five consecutive years is NOT subject to IIT on capital gains.

For compensation income, the local employer in China has the responsibility to withhold and remit the IIT to the competent tax bureau timely. For the capital gain, it is the individual’s responsibility to report and pay the IIT accordingly.

Given the complex tax considerations of stock option re-purchases, as well as the changing regulatory environment in China, we strongly encourage the individuals to consult their tax and legal advisors to fully understand the tax implications and requirements associated with the income received from the re-purchase of the stock options.

In addition, PRC is a country with foreign currency restrictions. According to the related foreign exchange regulations, PRC nationals who are working in China are not allowed to be paid in foreign currency. It is advisable to pay the cash income to the local PRC Eligible Employees in RMB.

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